11/29

04046354

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kerry Group plc

*CURRENT ADDRESS Prince's Street
Tralee
Co. Kerry
Ireland

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34842 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

OICF/BY: wm

DAT : 11/30/04

12-31-03
AR/S



the science of food

KERRY

Our Mission

Kerry Group will be a major international specialist food ingredients corporation, a leading international flavour technology company and a leading supplier of added-value brands and customer branded foods to the Irish and UK markets.

We will be leaders in our selected markets – excelling in product quality, technical and marketing creativity and service to our customers – through the skills and wholehearted commitment of our employees.

We are committed to the highest standards of business and ethical behaviour, to fulfilling our responsibilities to the communities which we serve and to the creation of long-term value for all stakeholders on a socially and environmentally sustainable basis.

Kerry creates, produces and markets lifestyle and nutritional foods, flavours and ingredients, meeting today's consumer demands for healthy, convenient, tasteful food and beverages.







We supply over 10,000 products in more than 120 countries worldwide.




KERRY





We have manufacturing and technical facilities in 16 countries and representative offices in a further 20 countries.

Group turnover of
€3.7 billion

Like-for-like sales
growth of 4.6%


DENNY
Bacon
pieces



Operating profit*
on a like-for-like basis
increased by 7.6%

Operating margin*
up from 8.1% to 8.4%

Profit after tax*
increased by 10.3%

Earnings per share*
increased by 10.1%
to 112.1 cent






LESS THAN 5% FAT
Wall's
EST. 1786
lean recipe
THICK PORK SAUSAGES

Earnings*
increased by 15%
on a like-for-like basis

Dividend per share
up 10% to 12.65 cent

Free cash flow
€204 million




2,456
2,622
3,003
3,755
3,693
99
00
01
02
03

Turnover (€million)


149
173
189
214
223
99
00
01
02
03

Profit Before Taxation and Exceptional Items (€million)


150.4
172.0
188.3
210.6
211.3
99
00
01
02
03

Cash (EBITDA**) Per Share (cent)


45.5
70.6
75.8
56.1
86.7
99
00
01
02
03

Earnings Per Share After Goodwill Amortisation and Exceptional Items (cent)


68.0
79.2
87.9
101.8
112.1
99
00
01
02
03

Earnings Per Share Before Goodwill Amortisation and Exceptional Items (cent)

	2003 €m	2002 €m
Turnover	3,693.4	3,754.8
EBITDA**	392.3	390.4
Profit before taxation and exceptional items	223.1	213.8
Dividends	23.6	21.4
Retained profit for the year	137.4	82.5
Purchase of fixed assets	97.7	95.5
Earnings per ordinary share (cent)*	112.1	101.8
Total dividend per share (cent)	12.65	11.50
Cash (EBITDA**) per share (cent)	211.3	210.6

* Before goodwill amortisation and exceptional items

** Before exceptional items

In 2003, a year marked by significant currency shifts, Kerry Group again achieved a strong business and financial performance. The increasing focus on healthy, convenient, lifestyle foods and beverages provided a positive stimulus for development across global markets. Kerry businesses were well positioned to meet this challenge and to lead innovation and development in response to changing consumer needs.

On a like-for-like basis, sales grew by 4.6%. Due to the Group's on-going focus on business efficiencies the operating margin increased by 30 basis points to 8.4%.

Total Group turnover in 2003 reported at €3.7 billion was similar to the prior year level, despite the significant depreciation of the US dollar and sterling exchange rates versus the euro. Operating profit before goodwill at €308.5m reflects a like-for-like increase of 7.6% compared to the previous year. Adjusted earnings per share increased by 10.1% to 112.1 cent reflecting like-for-like earnings growth of 15% year-on-year.

The Group continued to increase investment in research and development and to broaden its technological and product base through a targeted acquisition programme. Acquisition expenditure in 2003 amounted to €208m. In ingredients markets the Group continued to broaden its technological and geographical base. Kerry Foods again successfully grew its branded and convenience offerings in the Irish and UK consumer foods markets. Mastertaste, the Group's flavour division, advanced its sweet, savoury and beverage flavour development capability and positioning in global markets through a number of strategic acquisitions.

Dividend

The Board has declared a final dividend of 8.60 cent per share, an increase of 9.6% on 2002. Together with the interim dividend of 4.05 cent per share, this raises the total dividend payment for the year to 12.65 cent per share, an increase of 10% on the 2002 dividend. The final dividend will be paid on 28 May 2004 to shareholders registered on the record date 30 April 2004.

Board Changes

On 1 August 2003 Denis Brosnan retired as Chairman and Director of the Group and I was appointed non-executive Chairman of the Board.

As Chairman, I wish to thank Denis for his enormous contribution to Kerry's successful development and achievement over the years. The strategic development of Kerry Group to a leading international ingredients, flavours and consumer foods enterprise is testament to Denis Brosnan's unwavering leadership and strategic vision. All stakeholders in the Kerry organisation can be proud of what has been achieved, in particular since the launch of Kerry Group plc as a public company in 1986. On behalf of the Board I wish to pay tribute to Denis for his unrivalled contribution since the establishment of the organisation.



Denis Buckley Chairman

The Group continued to increase investment in research and development and to broaden its technological and product base through a targeted acquisition programme.

Undoubtedly, the Group's greatest strength is the capability and depth of management throughout the organisation. Hugh Friel as Chief Executive now leads a management team which I am confident will continue to successfully grow and develop the business.

I would also like to pay tribute to Michael Griffin who has retired as an executive Director of the Board and, with effect from the end of February 2004, from his position as CEO of the Group's consumer foods division. Michael, who joined the Kerry organisation in the early 1970's, joined the Board as an executive Director in 1990 and played a major role in the expansion and profitable development of Kerry Foods. I would like to welcome to the Board Flor Healy who has been appointed to succeed Michael Griffin as an executive Director and CEO of Kerry Foods.

I would also like to thank Michael Gabbett who retired from the Board in December for his contribution to the Company. I am pleased to welcome Timothy G. Horan and Desmond O'Connor who were appointed to the Board as non-executive Directors on 27 January 2004. May I also welcome Michael J. Sullivan, formerly United States Ambassador to Ireland, who was today also co-opted as a non-executive Director to the Board of the Company.

Prospects

The Board views the prospects for the year ahead with confidence. All Group businesses are well focused on the rapidly changing requirements of consumers and on the opportunities for growth in convenience, nutrition and lifestyle food and beverage markets.

Denis Buckley

Denis Buckley, Chairman
23 February 2004

Kerry achieved an excellent operational and financial performance across all its businesses in 2003. Against a background of exceptionally rapid currency movement in the Group's major markets, this strong business performance was realised through Kerry's capability to create and produce lifestyle and nutritional foods, flavours and ingredients to meet consumer demands for healthy, convenient, tasteful food and beverages. Awareness of dietary, nutritional and health issues was pervasive across all major consumer markets in 2003 – providing a strong stimulus for innovation and new product development.

While continuing to invest for future growth through capital development projects, research and development and ongoing strategic acquisition programmes, the Group again delivered in excess of €200m free cash flow.

Results

The Group's principal foreign currency exposures relate to sterling and the US dollar. Kerry minimises the impact of balance sheet translation exposure primarily through matching net foreign currency investments with foreign currency borrowings. While the Group may hedge foreign exchange transaction exposure, it does not hedge profit translation exposure. Accordingly the 20% depreciation of the US dollar exchange rate versus the euro and the 10% depreciation of sterling versus the euro over the past year has significantly impacted the translation of Group profits and sales in the Americas and the UK markets. Notwithstanding such currency movement total Group turnover reported at €3.7 billion was broadly similar to the prior year level. On a like-for-like basis, adjusting for acquisitions, divestitures and the impact of foreign exchange translation, total sales grew by 4.6% year-on-year.

Operating profit before goodwill in 2003 was reported at €308.5m. On a like-for-like basis, this reflects an increase of 7.6% on the prior year level. The Group focused considerable attention in 2003 on manufacturing synergies, supply chain efficiencies and improvements in the product mix – replacing lower margin lines with innovative products. As a result, the Group operating margin increased by 30 basis points to 8.4%.

Adjusted profit after tax increased by 10.3% to €208m. Adjusted earnings per share increased by 10.1% to 112.1 cent. On a like-for-like basis this result reflects earnings growth of 15% year-on-year. Earnings per share after allowing for goodwill and exceptionals increased from 56.1 cent in 2002 to 86.7 cent in 2003.

Net expenditure on capital projects at €92.8m was similar to the previous year's level. Expenditure on the Group's 2003 acquisition programme amounted to €208m and expenditure on research and development programmes increased by 12.6% to €88.4m.

Operations Reviews

Ireland and Rest of Europe

Sales originating from Irish based operations reported at €1.33 billion reflect a 3% reduction on the prior year level due to business disposals and impact of currency. On a like-for-like basis, sales grew by 3% and operating profit increased by 11% to €69m. The operating margin of Irish based operations increased by 60 basis points year-on-year.

Reported turnover from European operations (excluding Ireland) at €1.27 billion was also slightly reduced due primarily to the lower sterling to euro exchange rate. This performance reflects underlying sales growth of 4.9% year-on-year. Operating profits increased to €112m, reflecting like-for-like growth of 7.7% and the operating margin grew by 30 basis points to 8.8%.




Charleville
SELECT
Freshly Grated
200g e
RED CHEDDAR



Hugh Friel Chief Executive

In European ingredients markets growth and market development was strongly influenced by trends in consumer markets – in particular greater awareness of health and food safety in addition to the increased demand for convenience. In 2003 food processor and foodservice markets benefited from the increased demand for more appetising, varied, natural and convenient foods. In the savoury ingredients sector Kerry recorded good growth through seasonings and protein blends and through snack flavourings in particular in Eastern Europe and Germany. Conditions in European food coatings markets again proved highly competitive due to cereal raw material cost increases. However, due to its continuing focus on manufacturing efficiencies throughout its pan-European facilities and through product price increases, Kerry made satisfactory progress in the sector – particularly in seafood applications. The UK based EBI business, acquired in 2002, continued to record strong profitable growth in added-value coatings applications in foodservice markets throughout Europe and the Far East. In the fast growing European convenience food sector, the Aromont and Voyager businesses, acquired in late 2001, again made excellent progress particularly through culinary systems and sauces for the prepared meals sector.

In 2003 fruit participated as a key health ingredient in consumer products, providing a good platform for growth in usage of fruit preparations in European chilled and frozen dairy products, confectionery, bakery and biscuit markets. Kerry's sweet ingredients business also made good progress in those sectors through inclusions, particulates and coatings, while York Dragee also grew its retail offering of functional and health confectionery products.

Demand for high-protein functional foods and low-carbohydrate lines also provided good growth opportunities for Kerry's speciality dairy ingredients business. Further progress was achieved through functional dairy applications for nutritional beverages, sports beverages and infant formula.

Kerry's consumer foods business units in the UK and Ireland again grew satisfactorily in 2003, further enhancing Kerry Foods reputation as the leading added-value supplier of chilled foods in both markets. Through a continuing focus on innovation, convenience and consumer choice, the division's portfolio of brands all grew respective market positions. Denny remains market leader in sausage, rasher and pre-packed cooked meats – leading innovation and development of all category sub segments in the Irish market. Kerry Foods cheese and cheese snack brands all achieved an excellent performance in 2003. Charleville, Coleraine, and EasiSingles all grew market share with Charleville becoming the leading natural cheese brand in Ireland. Cheese snacking again recorded double-digit market growth in Ireland and the UK in 2003. Cheestrings remains the fastest-growing brand in the cheese snacks market and Attack-a-Snak, launched into the children's lunchbox market sector in late 2002, has already established a strong market position. The €14m capital investment programme at the Charleville plant, which will significantly increase production capacity across the Cheestrings range, is well advanced with Stage 1 on target for commissioning by mid-year 2004.

In the European foodservice sector, Kerry Foods consolidated its position as a leading supplier of sliced cheese to quick-serve restaurants.

Freshways, the leading brand in the Irish pre-packed sandwich market, acquired late in 2002, performed well. Construction of a new €14m manufacturing facility in Dublin was completed prior to year-end. Convenient pre-packed on-the-go salads were also added to the Freshways range. In a further development of Kerry's foodservice operations in Ireland, 'Kerryfresh', a dedicated chilled foodservice business designed to meet the needs of both retailers and food-to-go outlets on a nationwide basis, was also launched in late 2003.

Saint Brendan's Cream Liqueur again grew volume and market share in 2003 but margins were lower due to relative sterling/dollar exchange rates. The cream liqueur direct to retail business in the UK performed well and


Geographical Analysis of Turnover (by origin) 2003
Total €3.7 billion
1. Ireland 36%
2. Rest of Europe 34%
3. Americas 26%
4. Asia Pacific 4%


Geographical Analysis of Operating Profit* (by origin) 2003
Total €308.5 million
1. Ireland 22%
2. Rest of Europe 36%
3. Americas 37%
4. Asia Pacific 5%
*Before goodwill amortisation and exceptional items



prior to year-end the business successfully launched Shannon's Irish Coffee – a market first in terms of a microwaveable Irish Coffee product.

Kerry's dairy and low-fat spreads all made good progress in each market segment. Omega 3 and 6 variants were added to the Low Low brand in 2003 and in the UK the division launched the markets first low-fat probiotic spread.

Richmond and Wall's maintained strong number 1 and 2 positions in the UK sausage market. Porkinsons and Bowyers 95% Fat Free also grew market shares. Wall's innovation in the frozen segment of the market brought new customers to the market segment through the launch of shaped meat products. Prior to year-end the Mr. Brain's branded pork meats business, formerly part of the Hibernia Foods Group, was also added.

The UK chilled convenience foods market grew by 7% year-on-year. Kerry Foods outperformed market growth rates in chilled ready meals, cooked meats and savoury pastry. Rye Valley Foods also grew market share in the UK frozen ready meals category. The acquisition of the former Hibernia Foods Group facility in Hartlepool (UK) prior to year-end further consolidates its leading market position in this sector. The business also acquired the former Hibernia chilled patisserie facility in Birmingham, broadening the divisions' range of chilled products to the UK retail sector.

Trading conditions in the Irish and UK poultry sectors proved challenging in 2003 due to the time lag in securing product price increases. A strong Christmas trade provided some uplift but overall performance in the sector was below the previous year's level.

Kerry Foods Direct to Store continued to develop its market leadership position in the UK convenience and forecourt sectors. In its first full year following the integration of the Northern Foods van sales business, the division enjoyed strong growth particularly in the sandwich category and other related 'eat now' product areas.

Globalisation of the flavour industry continued apace in 2003 due to growth in demand for convenience foods, growth in natural flavour usage, flavour technology advances, trends towards more exotic flavours and growth in functional beverage markets. In Europe Mastertaste Italy significantly outperformed market growth rates, benefiting from leading beverage developments and new product launches in the beverage category. Driven by the increased demand for natural flavours, Mastertaste UK also grew satisfactorily particularly through advanced savoury applications with multinational customers. Exploiting the newly acquired citrus technology arising from the Florida based SunPure acquisition, the division also successfully extended its sweet and beverage flavour applications through its pan-European

The key driver of development in the North American food industry in 2003 was the challenge to meet consumer nutrition and 'wellness' expectations through food and beverage applications.





customer base. Mastertaste also made good progress in Eastern European markets.

Americas

As reported at the end of the first half of 2003, the significant shift in the exchange rate of the US dollar versus euro impacted translation of sales and profits in American markets. This adverse translation effect meant that sales for the full year as reported at €939m are slightly reduced on the 2002 level. However, on a like-for-like basis sales in 2003 increased by 6% and operating profits reported at €113m reflect an increase of 5.5% on a like-for-like basis relative to 2002. The operating margin was reduced by 70 basis points to 12.1% due to the cumulative operational impact of the heavy acquisition programme over the past three years, establishment costs associated with the Mastertaste flavour division and decentralisation costs arising from the restructuring of the food ingredients strategic business units in the USA.

The key driver of development in the North American food industry in 2003 was the challenge to meet consumer nutrition and 'wellness' expectations through food and beverage applications. All Kerry businesses were well positioned to lead new product developments through the division's application specific ingredients technologies. The Group's Nutriant division, launched in 2002, is dedicated to development and commercialisation of ingredients and systems to meet specific nutritional requirements. In particular, its soy protein and nutritional platform has established a strong market position in pasta, cereal, baked goods and nutrition bar categories. Delivering superior taste compared to other soy alternatives, Nutriant soy ingredients were central to the successful launch of new low-carbohydrate foods late in 2003. Production capacity at the division's organically certified soy isolates plant, the only organically certified plant of its kind, was significantly increased to meet market requirements.

In speciality ingredients, sectoral growth areas included dry sauces for private label markets and nutritional lipids for functional bar applications. In the coatings sector, product price increases failed to match higher cereal raw material prices and energy costs, resulting in lower margins. Management is addressing improved business efficiencies and improvements in the product mix, including introduction of highly flavoured systems and low-carbohydrate coatings which have brought new opportunities in higher value-added products.

Kerry's sweet ingredients business also benefited from the increased focus on nutritional products – supplying high protein crisp rice, high protein coatings and caramels, no added sugar, and sugar free coatings.

Having consolidated the Group's various interests in foodservice across North American markets, the new Kerry Foodservice division made good progress through its customised and branded food and beverage solutions. The Kerry Innovation Center in Dallas was established, incorporating a team of product development and culinary specialists dedicated to the provision of unique menu offerings to add value to foodservice chain customers' business. In 2003, sales of flavoured syrups to the fast growing speciality coffee sector proved very successful. Golden Dipt Coatings also had a good year in foodservice markets. Kerry Seasonings continued to make good progress through meat seasoning and liquid sauce sales to U.S. based meat and poultry processors. Rector Foods, Kerry's meat seasonings business in Canada, also performed well. In the U.S. and Canada good progress was achieved in snack seasonings through the launch of new premium seasoning blends.

Weaker economic conditions in Mexico and Central America meant that business development in the region was slower in 2003. A new processing plant for production of ready-to-use sauce systems was commissioned and good progress was achieved in regional foodservice markets.

Kerry made encouraging progress in South American markets in 2003, despite the relatively slow pace of economic recovery in the region. The business was well placed to benefit through import substitution in cheese and dairy, functional dairy ingredients and speciality lipid applications. In Brazil,





Kerry consolidated its position as the number one supplier into the artisinal ice-cream sector. Progress continued in the meat seasoning sector and through the development of sweet ingredients for the growing cereal bar market in the region.

Mastertaste North America performed in line with market trends in its savoury and beverage business units. In sweet flavour applications, Mastertaste outperformed market growth rates through provision of cost effective innovative solutions. In 2003 Mastertaste established a new flavour research laboratory and pilot plant facilities in Mexico City to service Mexican and Central American markets.

In North American markets the following acquisitions were completed in 2003.

(a) Ingredients Businesses

Guernsey Bel, a leading innovator and provider of value-added ingredients and inclusions technology for the premium ice-cream, breakfast cereal, bakery, nutritional bar, frozen dessert and confectionery industries – operating from two modern manufacturing facilities located in Chicago and in Hayward, California.

Pacific Seasonings, a leading manufacturer of seasonings and spices for the meat, prepared foods and snack food industries – operating from manufacturing facilities in Seattle, Washington (organic certified) and Detroit.

Da Vinci Gourmet, also based in Seattle, a leading manufacturer of branded flavoured syrups, confectionery sauces and tea concentrates, serving speciality coffee chains, speciality food and grocery stores and foodservice outlets in more than forty countries.

(b) Flavour Businesses

SunPure, a leading producer of natural citrus flavours and ingredients – located at the centre of the North American citrus industry in Lakeland, Florida. The business, which is also a significant producer of apple essence and beverage flavours and bases, is focused on meeting the requirements of leading flavour houses, branded beverage companies and private label beverage producers.

Crystals International, a leading specialist manufacturer of natural fruit and vegetable flavours for beverage, confectionery, dairy, nutraceutical and pharmaceutical applications. Based in Plant City, Florida, the business is recognised as a leading global provider of speciality all-natural fruit flavours.

Asia Pacific

Kerry businesses reported an excellent performance across Asia Pacific markets in 2003. Sales increased by 9.9% to €157m reflecting like-for-like sales growth of 12.3%. Operating profits increased by 13.9% to €14.5m and by 11.9% on a like-for-like basis year-on-year.

In Australia, 2003 was Kerry's most successful year to-date in terms of business development and new product introductions. Gains were achieved in the meat and poultry sectors, the quick-service restaurant sectors and in particular in the foodservice beverage sector. The Pinnacle bakery division also made solid progress.

In New Zealand strong growth was again achieved through coatings and marinades for the added-value poultry sector, through snack seasoning applications utilising Kerry global technology and through new product offerings to quick-service restaurants.

In Asia speciality ingredients grew across the region. Kerry's investment in Thailand in late 2002 has established a strong platform in the meat seasonings sector and in coatings for seafood and meat applications. Sales were particularly strong in South East Asia across all technologies but particularly in speciality lipids, nutritional powders, cheese powders and food coating systems. Trends in the beverage and snack industries in Asia are most encouraging and Kerry is increasingly selected as the supplier of choice in this dynamic marketplace. In North Asia, Kerry made good progress in the nutritional sector which grew in excess of 10% year-on-year. Building on the Group's recent acquisition of Da Vinci Gourmet and Pacific Seasonings, prior to year-end Kerry established a new foodservice business unit in Asian markets to capitalise on









1 Denis Cregan
Deputy Chief Executive and CEO Kerry Ingredients

2 Stan McCarthy
President and CEO Kerry Ingredients Americas

3 Flor Healy
CEO Kerry Foods

4 Brian Mehigan
Chief Financial Officer

its enhanced product offering to gourmet coffee houses and speciality chains across the region. Da Vinci Gourmet is already the established leading branded flavoured syrups provider to Japan's speciality coffee market.

Finance

The Group maintained its record of strong free cash flow generation in 2003. After a working capital reduction of €8m, net cash expenditure on capital projects of €93m, interest payments of €41m, tax of €40m and dividends of €22m, free cash flow available to the Group was €204m. The total consideration, including debt, arising from Group acquisitions in 2003 amounted to €208m. Net debt at year-end amounted to €705m compared to the prior year-end level of €764m. Debt to EBITDA stood at a comfortable 1.9 times.

The impact of the recent significant shift in dollar and sterling exchange rates versus the euro was most pronounced at operating profit level. At net earnings level the impact is reduced due to translation of dollar and sterling interest, goodwill and tax charges. Interest charges were €37m compared to the 2002 level of €50m, with EBITDA to interest covered 10.5 times (2002: 7.8 times).

In 2003, the placement of US$650m Senior Notes with U.S. institutional investors was successfully completed, lengthening the Group's debt maturity profile. The average maturity of net debt at year-end stood at 7.8 years.

The total number of shares in issue at year-end was 185,874,145 (2002: 185,613,945).

Since 2001, the Group has pursued a sustained business expansion and technical development programme through over twenty acquisitions in North American markets – significantly enhancing Kerry's capabilities in all core ingredients and flavour strategic markets. In 2004, this manufacturing base will be restructured on a once-off basis to maximise operational efficiencies. Net of tax, the exceptional charge arising from this restructuring programme is expected to be offset through the sale of redundant or non-core assets.

Management Changes

Michael Griffin has retired as an executive Director of the Board and, with effect from the end of February 2004, as CEO of Kerry Foods, the Group's consumer foods division. I would like to pay tribute to Michael for his immense contribution to the growth and achievement of Kerry, in particular in developing and expanding our consumer foods businesses over the years. Michael was one of the early recruits to the fledgling Kerry organisation and he was at the forefront of our rapid expansion in the Irish food industry prior to moving to the UK in 1986 to lead Kerry's expansion into the UK market. He joined the Board of Kerry Group plc in 1990 and was appointed CEO of Kerry Foods in 1993.

Flor Healy, currently General Manager of Kerry Foods Ireland, has been appointed to succeed Michael Griffin as CEO of Kerry Foods and as an executive Director of Kerry Group plc. Flor joined Kerry's Graduate Recruitment Programme in 1984 and served in a number of key positions across the Group's foods businesses prior to his appointment in 1997 as General Manager of Kerry Foods in Ireland.

Future Prospects

Group businesses are well positioned to continue to grow and develop in line with increasing consumer demand for convenient, nutritional, lifestyle foods and beverages. The trading outlook for the current year is good and, at current currency exchange rates, the Group is confident of meeting market earnings expectations in 2004.



Hugh Friel, Chief Executive
23 February 2004



Changing tastes

Rapidly changing lifestyle, demographic, travel and leisure trends have significantly increased consumer demands for more varied, tasteful, convenient, nutritional and health food and beverage products. Mainstream tastes continue to diversify, while ease-of-cooking, meal solution, food-to-go and food safety requirements are paramount. Kerry's on-going investment in scientific knowledge, consumer insights and understanding, and culinary capabilities has ideally positioned the Group to meet such requirements.



Fresh thinking

Kerry businesses have continuously demonstrated an unrivalled ability to change, innovate and commercialise concepts to meet the challenges and opportunities presented by ever-changing consumer requirements. Our on-going investment in technology advances, culinary resources and sensory services optimising taste delivery, has continued to enhance the Group's close customer partnerships and its preferred supplier status with major food processing and foodservice providers worldwide.







BALLYFREE
Tikka
salads
227g℮
luxury coleslaw
BAKED HA



Dawn
HEAVENLY
DESSERTS
Tiramisu
CHEESTRINGS
THE PEELABLE STRINGY CHEESE!
500g℮
Golden
Olive
LowLow
GOLD
White Ch
200g℮



Low Fat Milk
1 Litre ℮
Golden Vale
Dawn
Omega
Fresh
KERRY Spring
BALLYFREE
fresh ideas
NEW
Fresh Turkey
butter basted
breast joint
Boneless Turkey Breast Joint

Household names

In consumer foods markets, Kerry Foods has developed strong relationships with food retailers based on understanding their businesses and adding value through continuous investment and research into consumer needs. Kerry Foods' brands are household names in the UK and Irish markets. Kerry's ability to respond creatively and effectively to consumer requirements, and its category management expertise, continues to contribute significant mutual advantage to retailers and the Group's consumer foods businesses.


Fresh
Lasagne
Irish Linen TEA TOWEL
RICHMOND
DENNY
GOLD MEDAL
FREE RANGE
Porkinson
10 PORK CHIPOLATAS
DENNY
WAIFOS
bots
WAFERTHIN COOKED HAM
Smoked Rashers


Dawn
HEAVENLY
DESSERTS
Banoffee
Charleville
REDUCED FAT
CHEDDAR
Golden Vale
Bacon Club
fresh ways
Premium
fresh ways
healthy ways
ham salad


KERRY Spring
Still
KERRY Spring
Still
Dawn
Dawn
Dawn
SMOOTHY JUICY
Dawn
angel
Smoothies
Dawn
100% pure squeezed
orange juice
1L
SHAKE WELL AND SERVE





International flavour

Every day millions of people throughout the world consume food and beverage products produced with Kerry's specialist food ingredients or Mastertaste flavours. The Group has established the broadest technological and manufacturing base dedicated to meeting the product development and innovation requirements of food processor and foodservice customers on a worldwide basis. Kerry's acquisitions policy and international growth strategy continues to focus on global market requirements and technology developments to service customer needs.

Healthy outlook

With heightened awareness of balanced dietary requirements and healthy lifestyles, Kerry's technologies and product offerings are well positioned to lead innovation and development in response to changing consumer needs. The Group has worldwide industry leading capabilities to meet demands for high protein, high energy, tasty, naturally flavoured, low-carbohydrate, functional, organic, wellness or indulgence products – while also meeting today's requirements for convenience and food safety.





Business Review 2003
Ireland and Rest of Europe

Notwithstanding the significant impact of currency exchange rate movement, the Group's Irish and European businesses performed well in 2003. Sales originating from Irish based businesses reported at €1.33 billion reflect like-for-like sales growth of 3% relative to 2002. Operating profits increased by 11% on a like-for-like basis to €69m.

Sales reported from Rest of Europe operations at €1.27 billion reflect underlying sales growth of 4.9%. On a like-for-like basis operating profits increased by 7.7% to €112m.

	2003	2002	2001
Ireland			
Sales	€1,331.9m	€1,373.7m	€883.3m
Operating Profit	€69.1m	€62.6m	€45.1m
Rest of Europe			
Sales	€1,265.0m	€1,293.2m	€1,183.8m
Operating Profit	€111.5m	€109.6m	€98.5m


DENNY
12 PORK
SAUSAGES




Still
Still
Still
Still
Still
Still

Throughout European markets consumer dynamics and changing lifestyle requirements significantly influenced market trends and performance in 2003. Coupled with greater awareness of nutrition, health and food safety, the demand for convenient consumer products continued to increase, fuelling development in the food industry. Kerry's consumer foods businesses serving the UK and Irish markets continued to perform satisfactorily, demonstrating the values of Kerry Foods' branded portfolio and the benefits of the division's relentless focus on development of consumer-led innovative products. Its reputation as the leading added-value chilled foods supplier to both markets was again enhanced due to a number of successful new product launches and marketing initiatives, assisted by the division's dedicated distribution services.

The grocery market in Ireland proved highly competitive but Kerry Foods again achieved a solid performance in all its key categories. Denny consolidated its market leadership in sausage, rasher and pre-packed cooked meats. The Denny Butcher Style sausage brand was relaunched in 2003 and supported through extensive TV advertising and in-store promotional campaigns. In the premium flavoured sausage sector, Denny Select Sausages, which includes traditional pork, wholegrain mustard and Italian herb flavours, proved successful – extending usage to main meal centres and snack applications. In the fast growing pre-packed sliced meats sector Denny consolidated its market leadership with offerings in all major segments. Denny Deli Selections, launched in March 2003, made good progress in the premium category.

Kerry Foods' brands in the cheese and cheese snacks sector recorded excellent growth in 2003. Charleville achieved brand leadership in the natural cheese market in Ireland for the first time while Low Low cheese was also successfully established in the low-fat sector. EasiSingles again advanced its position as the leading processed cheese brand in Ireland. Coleraine, brand leader in the Northern Ireland cheese market, again performed well recording good growth in blocks, sliced and grated segments. In the Irish and UK markets cheese snacking again recorded double-digit growth in 2003 with Cheestrings continuing to lead growth in the sector. Cheestrings Attack-a-Snak, launched into the children's lunchbox market sector in late 2002, has also established a strong market position. Stage 1 of the major expansion programme at the Charleville production plant to expand capacity across the Cheestrings range will be commissioned by mid-year 2004.

Ireland and Rest of Europe



In the dairy and low-fat spreads sector Kerry's leading brands; Low Low, Golden Olive, Kerrymaid, Move over Butter and Golden Cow; all benefited from market positioning and targeted promotional campaigns.

The Dawn Juice range was successfully extended with the launch of a new premium juice line "100% Pure Squeezed Orange Juice". In February 2003 Dawn also introduced an impulse size 250ml cranberry juice, a refreshing juice drink for consumption any time of the day. Dawn Angel Smoothies launched in 2002 also made good progress in the convenience sector. Kerry Spring again strengthened its leadership in the Irish flavoured mineral water market and also introduced a unique 3 litre bottle still natural mineral water. H2Sport, an isotonic energy drink containing energy releasing B vitamins, was also relaunched in four flavours; cranberry and raspberry, pineapple and grapefruit, orange and citrus.

In November 2003, the Platter desserts range was expanded to include Tiramisu, Banoffee Pie and Raspberry Royale and was relaunched under the 'Dawn Heavenly Desserts' brand. Platter Salads also considerably enhanced its position as a leading pre-pack salad brand and also added a range of premium quality sandwich fillers.

Freshways, the leading brand in the Irish pre-packed sandwich market acquired at the end of 2002, performed in line with expectations, delivering on its reputation for quality, value and choice. New variants were introduced through the Freshways Healthy Ways range and convenient pre-pack on-the-go salads were also added under the Freshways brand prior to year-end. The new €14m Freshways manufacturing facility in Dublin was completed in late 2003.

In a major expansion of Kerry Foods' foodservice business in Ireland, 'Kerryfresh' a chilled foodservice network, dedicated to meeting the requirements of retailers and food-to-go outlets on a nationwide basis, was successfully launched in late 2003. The Kerryfresh team of foodservice professionals supply a range of freshly prepared sandwich fillers, cooked meats, salads and meal solutions.

Escalating costs and competitive pressures in the Irish and UK poultry sectors meant that trading conditions were challenging in 2003. Despite a strong Christmas trade, the time lag in securing product price increases meant that the overall market returns in the sector were reduced compared to the previous year.







Throughout European markets, consumer dynamics and changing lifestyle requirements significantly influenced market trends and performance in 2003.

The UK chilled convenience foods market again grew satisfactorily year-on-year providing good opportunity for Kerry Foods' chilled ready meals, cooked meats and savoury pastry lines. The Rye Valley Foods business unit, focused primarily on the UK frozen ready meals category, continued to significantly grow market share from its Carrickmacross facility in Ireland. In December 2003, Rye Valley further consolidated its leading position as a manufacturer of frozen ready meals through the acquisition of the former Hibernia Foods Group facility based in Hartlepool, UK. Rye Valley has also continued to successfully expand its chilled ready-to-cook meal solutions offerings. The addition of the Hibernia chilled patisserie facility in Birmingham also expands Rye Valley's chilled foods business with major retailers in the UK.

Saint Brendan's, focused on the branded cream liqueur market primarily in the USA and in Scandinavia and on the supply of exclusive label brands and ready-to-drink cocktails to the UK market, made good progress in terms of sales performance and market share in 2003. However trading margins were lower due to relative sterling and dollar exchange rates. Shannon's Irish Coffee, a novel microwaveable Irish coffee product, was also successfully introduced to the UK market prior to year-end.

In the UK branded sector, Wall's fresh sausage again performed very encouragingly, capitalising in particular on the long BBQ season in 2003. Supported by TV advertising targeting young adults, Wall's Micro sausage also made good progress. Richmond sausage also grew satisfactorily through continued base sales growth – growing the number of loyal consumers buying into the brand. Porkinsons and Bowyers also benefited from new market positioning and effective brand support. In the frozen sausage sector Wall's introduced new customers to the category through the launch of shaped meat products. The addition of 'Mr. Brain's' branded pork meats business, forming part of the acquisition of the former Hibernia Group businesses completed prior to year-end, will further boost Kerry Foods' branded position in this sector.

Mattessons Smoked Pork Sausage continued to perform strongly and Mattessons sliced cooked meats maintained overall market positioning despite strong competition in the sector.

While the UK homebaking market remains static, the Homepride flour brand and Green's homebaking mixes again increased respective market shares.


Dawn
Omega
Low Fat
Milk


angel
angel
angel
angel


Kerrymaid
Golden Olive
Golden Cow
Low Low

Kerry Foods Direct to Store continued to develop its market leadership position in the UK convenience and forecourt sectors. In its first full year following the integration of the former Northern Foods van sales fleet, the division grew most encouragingly through the addition of significant new customer supply contracts and on-going growth in the sandwich category and other food-to-go product areas.

In European food ingredients markets Kerry maintained a strong operational performance while delivering a wide range of product innovation requirements in its application specific ingredients markets. With the overall objective of improving the nutritional profile of food and beverage products – whilst meeting convenience requirements in terms of ease of cooking, meal solutions and food-to-go, innovation was broadened to include high protein, high energy, low-carbohydrate, functional, organic, wellness and indulgence products.

Kerry's strong performance in the European ingredients sector in 2003 also reflects its on-going focus on business efficiencies and its success in leveraging the range of Kerry technologies and culinary systems. Food processor and foodservice markets in Europe benefited from the increased demand for more appetising, varied, natural and convenient foods. The Aromont and Voyager businesses, acquired in late 2001, made good progress through culinary systems and sauces in the fast growing prepared meals sector. Savoury ingredients markets continued to grow satisfactorily and Kerry out-grew industry growth levels through seasonings and protein blends. Progress in the snack flavourings sector was strong, with continued market development in Eastern Europe and the Middle East.

European food coatings markets remained highly competitive. However Kerry made good progress in the sector, particularly through seafood applications. Enhanced business efficiencies throughout its pan-European facilities also contributed to improvement. Good growth in added-value coatings applications was also recorded through the UK based EBI business acquired in 2002.

Kerry's sweet and fruit ingredients division, which specialises in fruit and sweet application specific ingredients for dairy, bakery, cereal, confectionery, beverage and snack categories in European industrial, retail and foodservice markets, performed well in its key sectors. With the increased focus on health and nutrition, fruit participated as a key health ingredient in consumer products, thus providing a growth platform for fruit preparations in particular in chilled and frozen dairy applications.




IRISH COFFEE

Kerry Ravifruit which provides high quality purees and fruits to foodservice and specialist retail outlets also benefited from such trends. Fruit systems also enjoyed good growth in bakery, conserve and dessert products. In the sweet ingredients sector Kerry again made progress through coated particulates for breakfast cereal, confectionery, snacks and dairy growth sectors. York Dragée extended its retail offering of functional and health confectionery items.

In speciality dairy ingredients and proteins markets, Kerry again recorded good growth from its Listowel and Charleville facilities in Ireland – in line with increasing demand for functional, high protein and low-carbohydrate ingredients. The division also progressed development of nutritional hydrolysates for infant nutrition, sports beverage and nutritional beverage applications.

In European flavour markets, Mastertaste completed its first full operational year following the launch of the division's global business development strategy. From its UK and Italian based flavour development facilities in Europe, Mastertaste made good progress in 2003 through savoury, sweet and beverage applications in line with growing demand for natural, broader profile and functional flavours. Mastertaste Italy significantly outperformed the market, benefiting from a strong development in beverage applications and new product launches in the confectionery category. Building on its natural flavour technologies, Mastertaste UK made good progress in savoury applications with major multinational accounts. In Europe, Mastertaste invested significant resources in extending its sweet and beverage base – assisted by the division's Florida based SunPure business and its industry leading primary citrus flavours and ingredients technology acquired in 2003. Food industry growth in Eastern European markets also provided new opportunities for Mastertaste flavours.

Americas

The increased focus on dietary and health issues in American markets provided a positive stimulus in terms of product development in 2003. However the significant shift in the exchange rate of the US dollar versus euro impacted translation of sales and profits in the Group's American markets. Reported sales at €939m reflect a 6% like-for-like increase relative to the previous year. Operating profits reported at €113m reflect a 5.5% like-for-like increase.

	2003	2002	2001
Sales	€939.1m	€944.8m	€801.7m
Operating Profit	€113.4m	€120.5m	€105.3m







In 2003, Kerry's ingredients, flavours and foodservice businesses made good progress in American markets while successfully completing a number of significant business acquisitions and integrating businesses acquired in 2002. Responding to consumer's heightened awareness of dietary and nutritional issues, Kerry's application specific ingredients businesses were well positioned to develop solutions to meet food processor and foodservice customer requirements. With the launch of Nutriant in 2002 – a division dedicated to commercialisation of ingredients providing specific nutritional benefits and unique applications, Kerry enhanced its reputation in North American ingredients markets by proactively addressing nutrition trends. Nutriant's soy protein and nutritional platform has already established a strong market position in pasta, cereal, baked goods and the dynamic nutrition bar categories through its proprietary processes which deliver superior taste to other soy alternatives. The nutritional profile, taste and unique functionality of Nutriant soy isolates have also contributed to the development of a series of new low-carbohydrate food products. To meet the growing demands of the sector, production capacity at the Vinton, Iowa plant – the world's first organically certified soy isolates production facility, was significantly increased.

Kerry's sweet ingredients business also benefited from growing consumption of low-carbohydrate, protein containing products.

The division is a leading provider of high protein extruded crisp rice, high protein coatings and caramels, no sugar added and sugar free coating systems. In 2003, the sweet ingredients division also acquired Guernsey Bel, a leading innovator and provider of inclusions for the premium ice-cream, breakfast cereal, bakery, nutritional bar, frozen dessert and confectionery industries. Complementing the Group's acquisition of Shade Foods in 2000, Guernsey Bel – operating from two modern manufacturing facilities located in Chicago and in Hayward, California, significantly expands Kerry's capability particularly through provision of indulgence and texture components for frozen dessert and premium ice-cream applications.

North American specialty ingredients markets proved difficult in 2003. Nevertheless further progress was achieved through dry sauce applications to the private label sector and through nutritional lipids for the fast growing functional bar sector. Development initiatives embracing Kerry's flavour and technical capabilities in cheese and dairy technology also produced good results.



Market conditions in the food coatings sector remained extremely challenging with product price increases failing to offset higher cereal raw material prices and energy costs. Management's focus on business efficiencies and the division's planned restructuring of operations are expected to yield a significant improvement in business performance in the sector in 2004. In addition, the division's development and commercialisation of new technologies, including highly flavoured systems and low-carbohydrate coating systems, has brought new opportunities in higher value-added product areas.

Kerry made excellent progress in North American foodservice markets in 2003. The Group's dedicated foodservice division provides customised and branded food and beverage foodservice solutions. A new Innovation Center was established in Dallas bringing together a development and culinary team focused on providing unique menu offerings which add value to foodservice chain customers' business.

In the specialty coffee sector the division performed well due to the growth in usage of flavoured syrups. The acquisition of Da Vinci Gourmet, concluded in late 2003, again significantly advanced Kerry's leadership position within the flavoured coffee syrup market. Based in Seattle, Washington, Da Vinci Gourmet is a leading manufacturer of branded flavoured syrups, confectionery sauces and tea concentrates – serving speciality coffee chains, speciality food and grocery stores and foodservice outlets in over forty countries. With over sixty distinctive flavours within the traditional, sugar-free and all-natural syrup markets, applications include espresso drinks, brewed coffee and tea, granitas, smoothies, desserts, Italian sodas and other beverages.

Golden Dipt Coatings also performed well in foodservice markets. Kerry Seasonings recorded strong growth through meat seasoning and liquid sauce sales to US based meat and poultry processors. Rector Foods, Kerry's meat seasonings business in Canada also performed well. In Canada seasonings sales to the snack foods sector also showed solid growth through leading national brand snack manufacturers. In the USA, the launch of new premium seasoning blends in the snack sector was also well received. The acquisition of Pacific Seasonings, a leading supplier of organic and all-natural seasonings, spices and dry sauces, further advances Kerry's market positioning and technology base – particularly in the fast-growing organic / all-natural segment of the US food industry. The business, operating from two manufacturing plants in Seattle and Detroit, services the requirement of food processors and foodservice chains in the USA.







Kerry made excellent progress in North American foodservice markets in 2003. The Group's dedicated foodservice division provides customised and branded food and beverage foodservice solutions.

Business development in Mexico and Central American markets was slower in 2003 due to weaker economic conditions. However Kerry is now well established in the bakery, snack and convenience sectors and holds a leading market position as a supplier of cheese and dairy ingredients in the region. In Mexico a new processing plant for production of ready-to-use sauce systems was completed in 2003. Progress was also made in introducing Kerry's sweet technologies in the region and in furthering the division's foodservice market development.

Good progress was achieved in South American markets. While overall economic recovery in the region was slow, towards year-end the pace of new product development increased. Kerry recorded good growth in the meat seasoning sector and through sweet ingredient applications particularly in the cereal bar category. The South American division achieved further growth in cheese and dairy applications, functional dairy ingredients and specialty lipids. In Brazil Kerry is well structured to deliver the Group's range of ingredients technologies and has now established strong sales and distribution networks in other South American developing consumer markets.

In American markets Mastertaste continued its market development programme, capitalising on demand for natural authentic flavours, exotic flavours and functional flavours.

In the USA the trend towards high protein and reduced carbohydrate products, led to increased flavour enhancement and masking. In line with market trends, Mastertaste developed across its sweet, savoury and beverage business units. The division considerably strengthened its natural flavour development capability in 2003 through the acquisitions of SunPure and Crystals International – both located in Florida, USA.

SunPure is a leading producer of natural citrus flavours and ingredients – located at the centre of the North American citrus industry in Lakeland, Florida. The business, which is also a significant producer of apple essence and beverage flavours and bases, is focused on meeting the requirements of leading flavour houses, branded beverage companies and private label beverage producers.

Crystals International is a leading specialist manufacturer of natural fruit and vegetable flavours for beverage, confectionery, dairy, nutraceutical and pharmaceutical applications. Based in Plant City, Florida, the business is recognised as a leading global provider of speciality all-natural fruit flavours.

Mastertaste also opened a new flavour research centre in Mexico City to service the food and beverage industries in Mexico and Central American markets.

Asia Pacific

Kerry reported a record business performance throughout its Asia Pacific markets in 2003. Sales increased to €157m reflecting like-for-like growth of 12.3%. Operating profits grew to €14.5m – an increase of 11.9% on a like-for-like basis relative to 2002.

	2003	2002	2001
Sales	€157.4m	€143.2m	€134.0m
Operating Profit	€14.5m	€12.7m	€11.5m







As global food and beverage businesses expand in Asia, Kerry is establishing a strong platform to meet their product development, technology and production requirements.

In Asia good progress was achieved in all the Group's targeted markets and through all Kerry's core technologies. Market dynamics in the region are very encouraging. In South East Asia good sales growth was achieved through nutritional powders, cheese powders, speciality lipids and food coatings. Speciality ingredients grew throughout the region, assisted by a strong operational performance from the Johor Bahru facility in Malaysia. The Bangkok based seasonings and food coatings facility acquired in late 2002 performed in line with expectations, positioning Kerry as a leading ingredients supplier to the seafood and meat industries in Asia.

In North Asia, the nutritional sector experienced double digit growth year-on-year. In 2003, strong market development was achieved in the foodservice and beverage sectors – in particular through speciality nutritional products. As global food and beverage businesses expand in Asia, Kerry is establishing a strong platform to meet their product development, technology and production requirements.

Kerry also recorded good growth in its Australian and New Zealand businesses in 2003. In Australia excellent gains were achieved in servicing the ingredients requirements of the meat industry through a combination of technology developments and greater market penetration. Progress continued in the quick-service-restaurant sector – in particular through foodservice beverage applications.

The Pinnacle bakery division also performed well, benefiting from proactive marketing programmes with the major supermarket chains.

In New Zealand Kerry again achieved an excellent business performance through further growth in coatings and marinades in the poultry sector, application of new technologies in the snack seasonings sector and through new product offerings to quick-serve-restaurant chains.

Capitalising on the Group's recent acquisitions focused on fast growing flavoured beverage markets (Da Vinci Gourmet and Stearns and Lehman), a new Kerry Foodservice division has been established to lead business development across Asia Pacific markets. The new division will manage existing branded and customised beverage foodservice offerings including sauces, syrups and beverage bases, as well as broadening Kerry's service to include the Group's range of technologies.

Mastertaste flavours also established a representative office in Shanghai, China to support the division's growth and development in Asia.

5 Year Free Cash Flow

	1999 €m	2000 €m	2001 €m	2002 €m	2003 €m
EBITDA*	258.7	296.2	330.9	390.4	392.3
Reduction / (increase) in working capital	3.6	12.8	(34.0)	46.1	8.0
Capital expenditure (net)	(79.4)	(95.7)	(89.0)	(92.2)	(92.8)
Interest	(39.5)	(47.6)	(45.7)	(49.8)	(40.8)
Taxation	(28.1)	(42.1)	(44.3)	(43.6)	(40.5)
Dividends	(12.0)	(14.2)	(16.6)	(19.3)	(22.2)
Free cash flow	**103.3**	**109.4**	**101.3**	**231.6**	**204.0**

*Before exceptional items

Results
Notwithstanding the adverse movement in the US Dollar and Sterling during the year, the Group is reporting a 10.1% increase in earnings per share before goodwill amortisation and exceptional items. This very satisfactory rate of earnings per share growth in 2003, when added to previous years performance, gives a compound annual growth rate in earnings per share of 14.3% over the last five years and 17.2% since going public in 1986.

Accounting policies
There were no changes to the accounting policies of the Group in the year (refer to pages 48 and 49).

Free cash flow
An important measure of Group performance is the amount of cash generated by operations and in the year under review operating cash flow (EBITDA) of €392.3m was generated by the Group. Free cash flow of €204.0m remained after a reduction in working capital of €8.0m, cash expenditure on capital works of €92.8m, interest of €40.8m, tax of €40.5m and dividends of €22.2m. Over the last five years free cash flow has amounted to €749.6m which has been used to fund the expansion of the Group and repay borrowings.

Treasury management
The Group has a clearly defined Financial Risk Management Programme, which is approved by the Board of Directors and is subject to regular monitoring by the Finance Committee, Internal and External Audit. The Group operates a centralised treasury function, which manages the financial risks of the Group. The Group does not engage in speculative trading.

The principal objectives of the Group's Financial Risk Management Programme are:

- to manage the Group's foreign exchange rate risk;
- to manage the Group's interest rate risk; and
- to ensure that the Group has sufficient credit facilities available.

These financial exposures are managed through operational means and by using approved financial instruments.

Group policy requires that credit exposures may only be taken with banks or financial institutions that have been approved by Group Treasury. The Group controls its dealing activity by providing dealing mandates to, and operating standard settlement instructions with, its banking counterparts. The Finance Committee approves the financial instruments that may be used.


EBITDA / Net Interest
12
10
8
6
4
2
99
00
01
02
03


Net Debt / EBITDA
3.0
2.5
2.0
1.5
1.0
0.5
99
00
01
02
03

Foreign currency management
The principal foreign currency transaction exposures arise on Sterling and US Dollar purchases and receivables. This transaction exposure is managed firstly by netting receivables and payables and then by hedging net flows.

Translation exposure is not hedged. The Group minimises the effect of balance sheet translation exposure primarily through matching net foreign currency investments with foreign currency borrowings.

Interest rate management
The Group's exposure to interest rate risk is managed by optimising the mix of fixed and floating rate borrowings. In order to take advantage of the significant differential between long-term and short-term interest rates, the Group has 86% of its net debt at floating interest rates at 31 December 2003. The principle interest rate exposure is to the US Dollar followed by Euro and Sterling. Interest rate swaps are used to convert fixed rate debt to floating rate debt.

Funding and liquidity management
Group liquidity is managed through ensuring a diversity of funding sources, an appropriate spread of debt maturities, maintaining Group target financial ratios and maintaining effective relationships with funding providers. The maturity profile of Group debt was lengthened significantly during the current year through the placement of US$650m of Senior Notes with U.S. Institutional Investors. The average maturity of the new debt raised is over ten years. Proceeds raised were used to repay existing debt.

The Group is considered a prime borrower by, and maintains a strong relationship with, its providers of finance. The Group has performed strongly over the last number of years against the key funding ratios of EBITDA to net interest, and net debt to EBITDA as illustrated by the graphs above.

Further information on borrowings and financial instruments is contained in note 28 to the financial statements.

Kerry Group Profit and Loss Account
10 Year History

	1994 €'000	1995 €'000	1996 €'000	1997 €'000	1998 €'000	1999 €'000	2000 €'000	2001 €'000	2002 €'000	**2003 €'000**
Turnover	1,120,794	1,522,534	1,565,908	1,706,692	2,200,001	2,456,352	2,621,913	3,002,781	3,754,808	**3,693,410**
Operating profit										
Before goodwill amortisation and exceptional items	70,533	108,866	115,031	133,184	173,379	203,614	233,747	260,445	305,410	**308,519**
Goodwill amortisation	–	–	–	–	9,573	12,103	15,364	23,367	41,401	**48,103**
Operating profit before exceptional items	70,533	108,866	115,031	133,184	163,806	191,511	218,383	237,078	264,009	**260,416**
Profit / (loss) on sale of assets	456	(2,140)	–	–	112	–	–	–	–	**–**
Interest payable and similar charges	14,701	37,744	35,395	33,437	44,744	42,309	45,680	47,644	50,238	**37,356**
Profit before taxation and exceptional items	56,288	68,982	79,636	99,747	119,174	149,202	172,703	189,434	213,771	**223,060**
Taxation	10,906	10,340	15,983	22,992	30,740	44,298	51,641	58,330	66,465	**62,980**
Profit after taxation and before exceptional items	45,382	58,642	63,653	76,755	88,434	104,904	121,062	131,104	147,306	**160,080**
Exceptional items (net of tax)	–	–	–	–	–	(26,663)	450	2,030	(43,403)	**897**
Profit attributable to Kerry Group plc	45,382	58,642	63,653	76,755	88,434	78,241	121,512	133,134	103,903	**160,977**
Dividends	5,851	6,928	7,959	9,153	11,620	13,539	15,603	18,491	21,377	**23,610**
Retained profit for the year	39,531	51,714	55,694	67,602	76,814	64,702	105,909	114,643	82,526	**137,367**
Earnings per ordinary share before goodwill amortisation and exceptional items (cent)	28.9	35.8	38.7	46.7	57.4	68.0	79.2	87.9	101.8	**112.1**

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Directors

1 Denis Buckley, *Chairman* 2 Hugh Friel, *Chief Executive**
3 Denis Cregan, *Deputy Chief Executive** 4 Stan McCarthy*
5 Flor Healy* 6 Brian Mehigan* 7 Patrick A. Barrett
8 James V. Brosnan 9 Walter Costelloe 10 Michael Dowling
11 Richard Fitzgerald 12 Cathal Foley 13 Philip Healy
14 Timothy G. Horan 15 Kevin Kelly 16 Thomas McEnery
17 Eugene McSweeney 18 Patrick Minogue 19 Patrick O'Connell
20 Desmond O'Connor 21 Michael J. Sullivan 22 Denis Wallis

all of Prince's Street, Tralee, Co. Kerry, Ireland
*Executive

Secretary and registered office

Brian Durran
Prince's Street
Tralee
Co. Kerry
Ireland

Registrar and share transfer office

Brian Durran
Registrar's Department
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

The Directors submit their Annual Report together with the audited financial statements for the year ended 31 December 2003.

Principal activities

Kerry Group is a major international food corporation. The Group is a leader in global food ingredients markets, a leading flavour supplier to the food and beverage industries and a leading consumer foods processor and supplier in selected EU markets.

Listed on the Irish and London Stock Exchanges, Kerry has 130 manufacturing facilities across five continents and provides over 10,000 food and ingredient products via its network of international sales and technical centres to a wide customer base in over 100 countries.

Through a commitment to excellence, technological creativity, total quality, superior customer service and the wholehearted commitment of all employees, Kerry aims to continue to enhance its leadership position as a global food ingredients and flavours supplier and to further develop its consumer foods business in Ireland and the United Kingdom.

Results and dividends

The Directors are pleased to report profit before taxation and exceptional items of **€223.1m** (an increase of 4.3% over 2002). Earnings per share before goodwill amortisation and exceptional items increased 10.1% over 2002 to **112.1 cent.** Turnover for the year amounted to **€3.7 billion** (2002: €3.8 billion). Further details of the results for the year are set out in the Consolidated Profit and Loss Account on page 50 and in the related notes forming part of the financial statements.

On 23 February 2004, the Directors recommended a final dividend totalling **€16.0m** in respect of the year ended 31 December 2003 (see note 8 to the financial statements). This dividend is in addition to the interim dividend paid to shareholders on 28 November 2003 which amounted to €7.6m.

The final dividend will be paid on 28 May 2004 to shareholders registered on the record date 30 April 2004. This dividend per share is an increase of 9.6% over the final dividend paid on 30 May 2003.

Share capital

During the year, **260,200** share options were exercised under the Group's Executive Share Option Scheme. Further details are shown in note 18.

Acquisitions and disposals

Acquisitions

The Group completed a number of acquisitions during the year. The businesses acquired are described in the Chief Executive's Review and in note 25 to the financial statements.

Disposals

In July 2003, the Group completed the sale of its Bridgend Dairy business, which had been acquired as part of the Golden Vale acquisition.

Events since the year end

There have been no significant events, outside the ordinary course of business, affecting the Group since the year end.

Research and development

Research and development programmes to develop existing and new technologies are critical to the success of the Group. To facilitate this, and to optimise its core technologies throughout the world, Kerry has established technical "Centres of Excellence" in each of its major markets. In these centres, food technologists assisted by culinary and sensory resources, develop new and innovative food products which meet customer and consumer needs in the fast changing food marketplace.

Expenditure on research and development amounted to **€88.4m** in 2003 (2002: €78.5m).

Employees

Kerry Group's success has been built around the commitment, skills and creativity of the Group's employees. Retaining and developing their enthusiasm and determination to succeed is central to the Group's strategy to grow in the years ahead.

The diverse international structures within the Group require a dedication to communication and the exchange of ideas to facilitate creativity and effective knowledge management.

The Group will continue to ensure excellence in management practice through the ongoing development of business aligned human resource systems and initiatives. The Group provides structured training and development programmes for employees through which they can enhance the skills, knowledge and capability necessary for further growth within the organisation.

The Group is committed to the principle of equality and complies with all relevant equality and anti-discrimination legislation.

The average employment of the Group worldwide in 2003 was **18,869** (2002: 18,617).

Health and safety

Ensuring that all employees work in a safe and secure environment is of paramount importance to the Group and is encouraged through the adherence to Group-wide and local regulations that are monitored through a consistent and proven audit process. The Group complies with all health and safety legislation in the countries in which it operates.

The environment and the community

The Group is committed to its social and legal responsibilities with regard to the communities within which it operates, and to the environment at large. This commitment is borne out by its continued investment in facilities, systems and processes that measure and manage waste emission, energy consumption, and materials and packaging conservation. Kerry, through the adoption of best practice procurement policies, also recognises the requirement to source sustainable raw materials as it continuously seeks to enhance its role as a leading international food company and supplier of quality products to its valued customers. Through continuing to develop employees' knowledge regarding environmental responsibilities and best practice, the Group is fully committed to environmental protection as a fundamental part of all business activities.

Future developments

Kerry is well positioned to continue to successfully grow and develop its global food ingredients business and international flavour business. The Group will also continue to enhance its position as the leading added value chilled foods provider to the UK and Irish markets.

Potential acquisitions, both significant and bolt-on, will continue to be reviewed and considered.

Board of Directors

The Board consists of five executive and seventeen non-executive Directors. The current Directors are as listed on page 37.

Chairman

Mr. Denis Buckley (58) was appointed Chairman of the Company in August 2003 following the retirement of Dr. Denis Brosnan. He is Chairman of Irish Agriculture Wholesale Society Limited and is a director of IAWS Group plc.

Executive Directors

Mr. Hugh Friel (59) is Chief Executive of the Company and has been with the Group since its formation. He became Chief Executive on 1 January 2002.

Mr. Denis Cregan (57) is Deputy Chief Executive of the Company and has been with the Group since its formation. He is Chief Executive Officer (CEO) of the Group's Ingredients Division. He is also Chairman of Kerry Airport plc.

Mr. Stan McCarthy (46) is an executive Director and is President and CEO of Kerry Ingredients Americas.

Mr. Flor Healy (41) is an executive Director and is CEO of Kerry Foods, the Group's Consumer Foods Division. He was formerly General Manager of Kerry Foods Ireland.

Mr. Brian Mehigan, FCA, (42) is the Group's Chief Financial Officer. He has occupied senior finance positions with the Company since 1989.

Non-executive Directors

Mr. James V. Brosnan (62) is a director and Council Member of Irish Co-operative Organisation Society Limited and is a director of Kerry Co-operative Creameries Limited.

Mr. Michael Dowling (59) is a director of Irish Distillers Group, An Bord Bia and a number of other private companies. He is a former Secretary General of the Department of Agriculture and Food in Ireland and is a visiting professor in the Faculty of Food Science and Technology at National University of Ireland, Cork. He is a member of the European Commission's conciliation body and head of Agri Strategy in Allied Irish Banks plc. He is Chairman of the Audit Committee.

Mr. Kevin Kelly, FCA, (62) is Chairman of Schroeder Private Equity Funds plc, a director of Project Management Limited and a number of other private companies. He is Chairman of the Interim Health Service Executive recently established by the Government of Ireland's Health Ministry. He was formerly Managing Director of Allied Irish Banks plc. He is Chairman of the Remuneration and Nomination Committee.

Mr. Philip Healy (70) is a director of Irish Co-operative Organisation Society Limited.

Mr. Patrick O'Connell (70) is a director of the National Dairy Council.

Mr. Michael J. Sullivan, JD, (64) served as the US Ambassador to Ireland from January 1999 to June 2001 and as Governor of the State of Wyoming between 1987 and 1995. He is a non-executive director of Allied Irish Banks plc, Sletten Construction Inc. and Cimarex Energy Inc. He is a Member of the Bar, State of Wyoming.

The other non-executive Directors (with the exception of Mr. Richard Fitzgerald who has no other directorships) are directors of Kerry Co-operative Creameries Limited.

Board changes
On 1 August 2003, Dr. Denis Brosnan retired as Chairman of the Company and was succeeded by Mr. Denis Buckley.

The Articles of Association of Kerry Group plc stipulate that any Director of the Company who, being a director of Kerry Co-operative Creameries Limited (KCC), resigns from the Board of KCC shall cease to be a Director of Kerry Group plc.

Mr. Denis Buckley retired as Chairman and director of KCC in early December 2003 and accordingly ceased to be a Director of the Company. *On 12 December 2003, he was co-opted to the Board of Kerry Group plc and re-elected Chairman at the same meeting.* Mr. Michael Gabbett retired from the Board on the same date.

Mr. Timothy G. Horan (58) and Mr. Desmond O'Connor (55), both of whom are directors of KCC, were co-opted to the Board of the Company on 27 January 2004.

On 23 February 2004, Mr. Michael Griffin, executive Director and CEO of Kerry Foods retired from the Board and was replaced by Mr. Flor Healy. On the same date, Mr. Michael J. Sullivan was appointed a non-executive Director of the Company.

Election of Directors
Under Article 102 of the Articles of Association of the Company, Mr. Denis Buckley, Mr. Flor Healy, Mr. Timothy G. Horan, Mr. Desmond O'Connor and Mr. Michael J. Sullivan, who were appointed to the Board since the previous Annual General Meeting (AGM), will retire at the AGM to be held on 25 May 2004 and are seeking re-election at that meeting.

In addition, Mr. Richard Fitzgerald, Mr. Philip Healy, Mr. Kevin Kelly, Mr. Brian Mehigan and Mr. Patrick O'Connell retire by rotation. Mr. Fitzgerald, Mr. P. Healy and Mr. O'Connell are not seeking re-election.

The Board recommends the re-election of the Directors seeking re-election.

Directors' and Company Secretary's interests
The interests of the Directors and Company Secretary of the Company and their spouses and minor children in the share capital of the Company, all of which were beneficial, were as follows:

	Number of A Ordinary Shares	
	31 December 2003	*31 December 2002*
Directors		
Patrick A. Barrett	**20,992**	20,992
James V. Brosnan	**28,317**	28,317
Denis Buckley	**146,636**	146,636
Walter Costelloe	**13,030**	13,030
Denis Cregan	**262,500**	262,500
Michael Dowling	**2,200**	2,200
Richard Fitzgerald	**22,690**	22,690
Cathal Foley	**23,604**	23,604
Hugh Friel	**325,000**	325,000
Michael Griffin	**56,700**	106,700
Flor Healy	**32,097**	7,097
Philip Healy	**72,224**	72,224
Timothy G. Horan	**8,354**	8,354
Kevin Kelly	**9,000**	9,000
Stan McCarthy	**36,279**	36,279
Thomas McEnery	**2,119**	2,119
Eugene McSweeney	**28,017**	28,017
Brian Mehigan	**35,000**	30,000
Patrick Minogue	**1,537**	137
Patrick O'Connell	**104,795**	104,795
Desmond O'Connor	**41,388**	42,388
Michael J. Sullivan	**–**	–
Denis Wallis	**4,464**	4,864
Company Secretary		
Brian Durran	**10,000**	10,000

The above holdings have not changed between 31 December 2003 and the date of this report.

Directors' and Company Secretary's interest in share options

	Number of shares over which options are held				
	At beginning of year	*At end of year*	*Option price*	*Earliest exercisable date*	*Latest exercisable date*
Directors					
H. Friel	200,000	**200,000**	€8.00	30 June 2000	1 October 2006
D. Cregan	200,000	**200,000**	€8.00	30 June 2000	1 October 2006
M. Griffin	125,000	**125,000**	€8.00	30 June 2000	1 October 2006
F. Healy	–	–	–	–	–
S. McCarthy	–	–	–	–	–
B. Mehigan	–	–	–	–	–
Company Secretary					
B. Durran	20,900	**20,900**	€8.00	30 June 2000	1 October 2006

There has not been any contract or arrangement with the Company or any subsidiary during the year in which a Director of the Company was materially interested and which was significant in relation to the Group's business.

Substantial interests

The Directors have been notified of the following shareholdings of 3% or more in the issued share capital of the Company:

Shareholder	*Number Held*	*%*
Kerry Co-operative Creameries Limited	57,728,665	31.0
AIM Funds Management Inc.	11,604,835	6.2
Bank of Ireland Asset Management Limited	9,541,534	5.1

Apart from the foregoing, the Company has not been notified of any interest of 3% or more in the issued share capital of the Company.

Statement of Directors' responsibilities

Irish company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with Irish statute comprising the Companies Acts, 1963 to 2001, the European Communities (Companies: Group Accounts) Regulations, 1992 and the Listing Rules of the Irish and London Stock Exchanges. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Corporate governance

Kerry Group plc is committed to achieving high standards of corporate governance throughout the Group. The Board considers that it has complied throughout the financial period with the provisions laid out in section 1 of the Combined Code that apply to this reporting period, except in relation to the requirements to appoint a senior independent non-executive Director, the reasons for which are detailed below. The Combined Code was revised in July 2003 and processes are being put in place to reflect the requirements of the new guidance when it becomes applicable.

The Board of Directors

The Board leads and maintains effective control over the Group's activities and comprises five executive Directors and seventeen non-executive Directors. All non-executive Directors are considered to be independent and there is a clear division of responsibilities between the roles of Chairman and Chief Executive. The Board is of the opinion that the non-executive Directors as a group are of sufficient calibre and number to bring strength and independence to the Board and hence has not nominated any one non-executive Director to be a senior independent Director.

The Board meets on a regular basis, with specific meetings to consider the interim and full year results. It has a formal schedule of matters specifically reserved to it for decision which includes approval of the overall Group strategic plan, annual budgets, acquisitions and divestitures and major corporate activities. The Audit Committee considers risk management and accounting policies on the Board's behalf and makes recommendations to the Board thereon.

All Directors have full and timely access to such information, as they require, to discharge their responsibilities fully and effectively – they receive monthly Group management financial statements and reports. Board papers are sent to each in sufficient time before Board meetings. After each Audit Committee meeting the Chairman of the Committee presents a written report to the Board. The Chairman of the Audit Committee is available to give a report on the Committee's proceedings at Board meetings as required. Each Director has access to the advice and services of the Company Secretary, whose responsibility it is to ensure that Board procedures are followed and that applicable rules and regulations are complied with. In accordance with an agreed procedure, in the furtherance of their duties, each Director is, in addition, able to take independent professional advice at the Company's expense. Appropriate training and briefing is available to all Directors on appointment to the Board, with further training available subsequently as required.

In accordance with the Articles of Association, all Directors are subject to election by shareholders at the next AGM following their appointment. All Directors, with the exception of the Chief Executive, are required to retire by rotation every three years and may submit themselves for re-election.

The Board has delegated authority to two committees of the Board on a number of specific matters as detailed below:

Audit Committee

The Audit Committee comprises Mr. James V. Brosnan, Mr. Kevin Kelly, Mr. Patrick Minogue and is chaired by Mr. Michael Dowling, all of whom are non-executive Directors. It examines and reviews internal controls, compliance, financial accounting policies and practices, the form and content of financial reports, risk management and general matters brought to its attention by both the Group's internal and external auditors. The Committee meets at least four times a year and more frequently if required.

Remuneration and Nomination Committee

The Remuneration and Nomination Committee comprises Mr. Kevin Kelly (Chairman), Mr. Denis Buckley, Mr. Michael Dowling, Mr. Eugene McSweeney and Mr. Patrick O'Connell, all of whom are non-executive Directors. The role of the Remuneration and Nomination Committee is twofold, the first of which is to determine executive Directors' remuneration, which is reviewed annually. The Committee consults with the Group's Chief Executive in relation to executive Directors' remuneration and has access to internal and external professional advice as required. Decisions are made within agreed reference terms, with meetings held as required. Members of the Committee have no personal interest in the outcome of their decisions and give due regard to the interests of shareholders and the performance of the Company. The second role of the Committee relates to nomination responsibilities, which include considering the need for and the making of Board appointments, both executive and non-executive. Prior to September 2003, this nomination role was retained by the Board of Directors.

Remuneration

Remuneration policy

The Group's remuneration policy is to ensure that executive Directors' remuneration properly reflects their duties and responsibilities, and is sufficient to attract, retain and motivate people of the highest quality worldwide. Remuneration includes performance related elements designed to align Directors' interests with those of shareholders and to encourage performance at the highest levels. In setting remuneration levels, the Committee has regard to comparable companies in terms of both the size of the Group and the geographical spread and complexity of its business. It also considers pay and employment conditions elsewhere in the Group. Full details of the Directors' remuneration are given on pages 43 and 44.

Executive Directors' remuneration comprises basic salary, performance related incentive awards, participation in pension schemes, share option incentives and benefits.

Executive Directors' basic salary

The Remuneration and Nomination Committee sets the basic salary and other benefits of each executive Director by reference to individual performance and external market data.

Pensions

The executive Directors participate in the Group's general pension scheme with contributions and pension benefits based on basic salary (performance related bonuses are excluded).

Other benefits

Other benefits relate primarily to cars.

Performance related incentive awards

Executive Directors participate in performance related annual bonus schemes, which are based on achieving predetermined earnings growth targets set by the Remuneration and Nomination Committee. The structure of this bonus is reviewed regularly to ensure that it develops in line with the Group's strategic goals.

Share based incentives

The Remuneration and Nomination Committee approves the terms, conditions and allocation of share options to executive Directors and senior executives. A total of **525,000** shares are held under option by the executive Directors as at 31 December 2003 and the respective amounts are shown on page 41.

Non-executive Directors' remuneration

Non-executive Directors' fees, which are determined by the Board as a whole, fairly reflect the responsibilities and time spent by the Directors on the Group's affairs. In determining the fees, which are set within the limits approved by shareholders, consideration is given to both the complexity of the Group and the level of fees paid to non-executive Directors in comparable companies. Non-executive Directors do not participate in the Group's incentive plans, pension/superannuation arrangements or other elements of remuneration provided to the executive Directors.

Service contracts

The Group does not have any service contracts with its Directors.

Directors' remuneration

Disclosures regarding Directors' remuneration have been drawn up on an individual Director basis in accordance with the requirements of both the Combined Code and the Irish Stock Exchange:

a) Executive Directors' remuneration

	Salaries 2003 €'000	Performance related 2003 €'000	Benefits-in-kind 2003 €'000	Pension 2003 €'000	Total 2003 €'000	Total 2002 €'000
Hugh Friel	600	303	21	141	1,065	1,123
Denis Cregan	500	253	29	117	899	938
Michael Griffin	364	165	33	40	602	724
Stan McCarthy	407	185	31	10	633	725
Brian Mehigan	300	136	11	69	516	493
	2,171	1,042	125	377	3,715	4,003

b) Executive Directors' benefits under defined benefit pension schemes

	Accrued benefits on leaving service at end of year		
	Increase during year (excluding inflation) €'000	Accumulated total at end of year €'000	Transfer value of increase in accumulated accrued benefits €'000
Hugh Friel	32	374	115
Denis Cregan	30	314	174
Michael Griffin	15	184	133
Stan McCarthy	79	111	412
Brian Mehigan	23	88	171
2003	179	1,071	1,005
2002	208	899	3,024

c) Non-executive Directors' remuneration

	Fees 2003 €	Fees 2002 €
Patrick A. Barrett	**20,000**	–
Denis Buckley	**75,000**	28,528
Denis Brosnan*	**75,833**	120,000
James L. Brosnan**	**–**	15,417
James V. Brosnan	**30,000**	18,500
Walter Costelloe	**20,000**	15,417
Michael Dowling	**63,333**	55,000
Richard Fitzgerald	**20,000**	18,500
Cathal Foley	**20,000**	15,417
Michael Gabbett*	**20,000**	18,500
Michael Harty**	**–**	15,417
Philip Healy	**20,000**	18,500
Kevin Kelly	**63,333**	55,000
Thomas McEnery	**20,000**	18,500
Eugene McSweeney	**23,333**	18,500
Patrick Minogue	**23,333**	–
Patrick O'Connell	**30,000**	34,977
Denis Wallis	**20,000**	–
	544,165	466,173

* *Retired during the year*

** *Retired during 2002*

Non-executive Directors' remuneration consists of fees only. The total remuneration for all Directors in 2003 amounted to **€4,259,165** (2002: €4,469,173). There were no other emoluments paid to the executive or non-executive Directors other than as disclosed above.

Executive share option scheme

The Group operates an executive share option scheme, the terms and conditions of which were approved by shareholders. The policy is to grant options under the scheme to key executives across the Group to encourage identification with shareholder interests. Currently, approximately 430 executives worldwide hold options. At 31 December 2003 the total number of shares under option was **3,303,700** (2002: 3,678,900).

Relations with shareholders

The Board strongly supports a programme of regular ongoing communication with the Company's shareholders. The programme, which is formalised within an investor relations framework, includes presentations of interim and full year results and regular meetings of senior management with the Company's institutional investors. The Group's website (www.kerrygroup.com) allows a significant amount of published material, including results and presentations, to be readily accessible to all shareholders on demand. Regular communication is also entered into with individual shareholders on a wide range of issues through this medium.

The AGM provides an opportunity for the Directors to deliver presentations on the business and for shareholders, both institutional and private, to question the Directors directly. The Chairman of the Board, together with the Chairmen of the Audit Committee and the Remuneration and Nomination Committee, are available to answer questions as required. Notice of the AGM, together with the Annual Report and Accounts, is sent to shareholders at least 20 working days before the meeting. A separate resolution is proposed at the AGM on each substantially separate issue including a particular resolution relating to the report and accounts. Details of the proxy votes for and against each resolution are announced after the result of the votes by hand.

Accountability and audit

A statement relating to the Directors' responsibilities in respect of the preparation of the financial statements is on page 41 with the responsibilities of the Company's Auditors outlined on page 47.

Going concern

The financial statements have been prepared on the going concern basis and, as required by the Combined Code, the Directors report that they have satisfied themselves that the Group is a going concern, having adequate resources to continue in operational existence for the foreseeable future. In forming this view the Directors have reviewed the Group's budget for 2004, the medium term plans as set out in the rolling five year plan, and have taken into account the cash flow implications of the plans, including proposed capital expenditure, and compared these with the Group's committed borrowing facilities and projected gearing ratios.

Internal control

The Company, as required by the Irish and London Stock Exchanges, has complied with the Combined Code provisions on internal control, having established the procedures necessary to implement the guidance issued in the Turnbull Committee Report, and by reporting in accordance with that guidance.

The Board of Directors has overall responsibility for the Group's systems of internal control and risk management. It is also responsible for monitoring the effectiveness of these systems on an ongoing basis. The system of internal control provides reasonable, but not absolute, assurance of:

- The safeguarding of assets against unauthorised use or disposition; and
- The maintenance of proper accounting records and the reliability of the financial information it produces, for both internal use and for publication.

The key elements of the system are as follows:

- The Board of Directors reviews and approves a detailed annual budget each year which is used for comparison with monthly management accounts throughout the year;
- The Board of Directors also approves all major strategic decisions. Responsibility for each business unit is passed to local management and is overseen by the respective business manager in line with Group responsibility structures;
- Written policies and procedures are issued centrally for all material functional areas and are approved by the executive Directors. Specific responsibility is allocated to individual managers to monitor compliance with these policies;
- The Group operates a centralised treasury function which manages the financial risks of the Group;
- The Group has a clearly defined process and information system for controlling capital expenditure including use of appropriate authorisation levels. The overall capital expenditure programme for the year is reviewed by the Board of Directors annually with specific projects being approved by the Chief Executive and reported to the Board on a quarterly basis;
- Business acquisition and disposal decisions are taken exclusively by the Board of Directors;
- The Group Finance Committee has responsibility for raising finance, reviewing foreign currency risk, making decisions on foreign currency and interest rate hedging and managing the Group's relationship with its finance providers; and
- A procedure is in place across the Group for the submission of periodic risk and control reports from management, through the Audit Committee, to the Board. These reports emanate from the Group's Risk Assessment and Reporting System which covers financial, operational, business and compliance risks.

The Directors have procedures in place to enable them to continually monitor the effectiveness of the system of internal controls. These procedures include:

- The operations of the Audit Committee whose function it is to approve audit plans and deal with significant control issues raised by the internal and external auditors;
- The Group's internal audit function which continually reviews the internal controls and systems in all businesses and makes recommendations for improvement and reports to the Audit Committee;
- The Group has established a Corporate Compliance function designed to establish compliance policy and monitor compliance across the Group's countries of operation, carry out compliance reviews and share best practice among the compliance functions in the individual business units;
- As part of their normal audit procedures, the external auditors test the systems of internal control and report material weaknesses, if any, to the Audit Committee;

- The Board, through the Audit Committee, has completed an annual assessment of risk and controls. Internal audit has facilitated the Board in this assessment by preparing a consolidated Group Risk and Control Report for their review. In addition, as part of the monitoring process, the Audit Committee will immediately convene to deal with any significant control weaknesses reported by internal audit and management;
- Adherence to the policies outlined in the Group's procedures manual ensures all the key controls in the internal control system are complied with; and
- Any significant variance between the budget and the detailed monthly management accounts is investigated by management and remedial action is taken as necessary.

The Directors confirm that they have reviewed the effectiveness of the system of internal control operated during the period covered by these accounts and up to the date of this report. The procedures adopted also comply with the guidance contained in *Internal Control: Guidance for Directors on the Combined Code.*

Finally, to ensure that proper books of account are kept for the Company in accordance with section 202 of the Companies Act, 1990, the Directors have employed appropriately qualified accounting personnel and have maintained appropriate computerised accounting systems. The books of account are located at the Company's registered office.

International Financial Reporting Standards

The Council of the European Union announced in June 2002 that listed companies will adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, from 1 January 2005. The Group is preparing for the conversion and will report its financial statements for the year ended 31 December 2005 under IFRS.

Subsidiaries

The principal subsidiaries are listed in note 32 to the financial statements.

Auditors

The Auditors, Deloitte & Touche, Chartered Accountants, continue in office in accordance with section 160(2) of the Companies Act, 1963.

Pensions

Information in relation to the Group's pension schemes is given in note 30 to the financial statements.

Taxation

So far as the Directors are aware, the Company is not a close company within the definition of the Taxes Consolidation Act, 1997. There has been no change in this respect since 31 December 2003.

Signed on behalf of the Board:

Denis Buckley, Chairman   Hugh Friel, Chief Executive

23 February 2004

Independent Auditors' Report to the Shareholders of Kerry Group plc

We have audited the financial statements of Kerry Group plc for the year ended 31 December 2003 which comprise the Statement of Accounting Policies, the Consolidated Profit and Loss Account, the Consolidated Balance Sheet, the Company Balance Sheet, the Consolidated Cash Flow Statement, the Statement of Total Recognised Gains and Losses, the Note of Historical Cost Profits and Losses and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in the auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors are responsible for preparing the Annual Report, including as set out in the Statement of Directors' Responsibilities, the preparation of the financial statements in accordance with applicable Irish law and accounting standards. Our responsibilities, as independent Auditors, are established in Ireland by statute, the Listing Rules of the Irish Stock Exchange, the auditing standards as promulgated by the Auditing Practices Board in Ireland, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. We also report to you whether in our opinion: proper books of account have been kept by the Company; whether, at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and whether the information given in the Report of the Directors is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purpose of our audit and whether the Company's balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding Directors' remuneration and Directors' transactions is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Irish Stock Exchange and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's Corporate Governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the Financial Review and the Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatement or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with the auditing standards issued by the Auditing Practices Board and generally accepted in Ireland. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purpose of our audit. In our opinion proper books of account have been kept by the Company. The Company's balance sheet is in agreement with the books of account.

In our opinion the information given in the Report of the Directors is consistent with the financial statements.

The net assets of the Company, as stated in the balance sheet of the Company, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under section 40(1) of the Companies (Amendment) Act 1983, would require the convening of an extraordinary general meeting of the Company.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Deloitte & Touche House, Earlsfort Terrace, Dublin 2

23 February 2004

Statement of Accounting Policies

The significant accounting policies adopted by the Group are as follows:

Basis of preparation

The financial statements have been prepared in accordance with accounting standards generally accepted in the UK and Ireland and Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992 and the Listing Rules of the Irish and London Stock Exchanges.

Accounting convention and reporting currency

The Group financial statements are prepared under the historical cost convention. The 2003 financial statements and the 2002 comparative figures are presented in Euro.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries all of which present financial statements up to 31 December. The results of subsidiaries acquired or disposed of during the year are included in the Consolidated Profit and Loss Account from the date of their acquisition or up to the date of their disposal.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost less accumulated depreciation. Freehold land is not depreciated. Depreciation on the remaining tangible fixed assets is calculated by charging equal annual instalments to the Profit and Loss Account so as to provide for their cost over the period of their expected useful lives at the following annual rates:

Buildings	2% – 5%
Plant, Machinery and Equipment	7% – 25%
Motor Vehicles	20%

Goodwill and intangible assets

Goodwill represents the difference between the cost of businesses acquired and the aggregate of the fair values of their identifiable net assets at the date of acquisition. Goodwill arising on acquisitions since 1998 has been capitalised on the Balance Sheet and is amortised to the Profit and Loss Account in equal annual instalments over its expected useful life, not exceeding 20 years.

Goodwill in respect of acquisitions prior to 1998 remains eliminated against reserves and will be charged or credited to the Profit and Loss Account only on subsequent disposal.

Other intangible assets acquired are capitalised at their fair value and are amortised to the Profit and Loss Account over their estimated useful lives, not exceeding 20 years. Other intangible assets include trademarks, patents and knowhow.

Foreign currency

Foreign currency transactions are translated into local currency at the rate of exchange ruling at the date of the transaction, or where applicable, at the contracted rate.

Assets and liabilities denominated in foreign currencies are translated into local currency at contract rates where the amounts payable and receivable are covered by forward contracts. All other amounts payable and receivable are translated at rates of exchange ruling at the balance sheet date.

Exchange adjustments arising from the retranslation of the opening net investment in foreign subsidiaries are transferred directly to reserves. All other exchange differences are taken into account in arriving at the profit before taxation.

Stocks

Stocks are valued on a first in, first out basis, at the lower of cost and estimated net realisable value. Cost includes all expenditure incurred in the normal course of business in bringing the products to their present location and condition. Net realisable value is the estimated selling price of stock on hand less all further costs to completion and all costs expected to be incurred in marketing, distribution and selling.

Deferred tax

Deferred tax is accounted for on a full provision basis on all timing differences that have originated but not reversed by the balance sheet date, except as required by FRS 19 "Deferred Tax". Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are discounted.

Pensions

The expected cost of providing pensions to employees is charged to the Profit and Loss Account at a substantially level percentage of payroll over the employees' expected service lives. Any difference between the amount so charged and the amount contributed to pension funds is included as an accrual in the financial statements. The Group has continued to account for pensions in accordance with SSAP 24 "Accounting for Pension Costs" but has complied with the transitional disclosure requirements of FRS 17 "Retirement Benefits".

Research and development

Expenditure on research and development is written off in the year in which it is incurred.

Development grants

Development grants of a capital nature are accounted for as deferred income and are released to the Profit and Loss Account at the same rates as the related assets are depreciated.

Operating leases

The annual rentals payable under operating leases are charged to the Profit and Loss Account on a straight line basis over the period of the lease.

Financial instruments

Gains and losses on derivative financial instruments used to hedge foreign currency exposures are recognised in the Profit and Loss Account when the underlying transaction occurs. When a financial instrument ceases to be a hedge, the instrument is closed out and the resulting gain or loss is taken directly to the Profit and Loss Account.

Consolidated Profit and Loss Account
for the year ended 31 December 2003

	Notes	2003 €'000	2002 €'000
Turnover			
Continuing operations	1	**3,693,410**	3,754,808
Operating profit – continuing operations			
Before goodwill amortisation and exceptional items	1-2	**308,519**	305,410
Goodwill amortisation	11	**48,103**	41,401
Exceptional restructuring costs	4	**–**	56,602
Operating profit	1-2	**260,416**	207,407
Profit on sale of businesses	4	**–**	1,744
Profit on sale of fixed assets	4	**942**	279
Interest payable and similar charges	5	**37,356**	50,238
Profit before taxation		**224,002**	159,192
Taxation	6	**63,025**	55,289
Profit after taxation and attributable to ordinary shareholders		**160,977**	103,903
Dividends – paid	8	**7,625**	6,806
– proposed	8	**15,985**	14,571
		23,610	21,377
Retained profit for the year	20	**137,367**	82,526
Earnings per ordinary share (cent)			
– basic before goodwill amortisation and exceptional items	9	**112.1**	101.8
– basic after goodwill amortisation and exceptional items	9	**86.7**	56.1
– fully diluted after goodwill amortisation and exceptional items	9	**86.4**	55.7

The financial statements were approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Consolidated Balance Sheet
as at 31 December 2003

	Notes	2003 €'000	2002 €'000
Fixed assets			
Tangible assets	10	**844,701**	870,406
Intangible assets	11	**837,301**	765,384
		1,682,002	1,635,790
Current assets			
Stocks	13	**383,899**	363,545
Debtors	14	**482,955**	500,606
Cash at bank and in hand		**56,862**	46,584
		923,716	910,735
Creditors: Amounts falling due within one year	15	**(709,872)**	(821,823)
Net current assets		**213,844**	88,912
Total assets less current liabilities		**1,895,846**	1,724,702
Creditors: Amounts falling due after more than one year	16	**(899,024)**	(824,134)
Provisions for liabilities and charges	17	**(48,333)**	(64,571)
		948,489	835,997
Capital and reserves			
Called-up equity share capital	18	**23,234**	23,202
Capital conversion reserve fund	20	**340**	340
Share premium account	19	**365,229**	362,974
Profit and loss account	20	**531,149**	418,012
		919,952	804,528
Deferred income	21	**28,537**	31,469
		948,489	835,997

The financial statements were approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Company Balance Sheet
as at 31 December 2003

	Notes	2003 €'000	2002 €'000
Fixed assets			
Tangible assets	10	3,025	2,836
Financial assets	12	332,652	318,644
		335,677	321,480
Current assets			
Debtors	14	142,486	222,097
Cash at bank and in hand		28,417	–
		170,903	222,097
Creditors: Amounts falling due within one year	15	(17,193)	(29,166)
Net current assets		153,710	192,931
Total assets less current liabilities		489,387	514,411
Creditors: Amounts falling due after more than one year	16	(7,300)	(64,743)
		482,087	449,668
Capital and reserves			
Called-up equity share capital	18	23,234	23,202
Capital conversion reserve fund	20	340	340
Share premium account	19	365,229	362,974
Profit and loss account		92,941	62,792
		481,744	449,308
Deferred income	21	343	360
		482,087	449,668

The financial statements were approved by the Board of Directors on 23 February 2004 and signed on its behalf by:

Denis Buckley, Chairman
Hugh Friel, Chief Executive

Consolidated Cash Flow Statement

	Notes	2003 €'000	2002 €'000
Operating profit before goodwill amortisation and exceptional items		308,519	305,410
Depreciation (net)	22	83,827	84,952
Change in working capital	22	9,138	48,786
Exchange translation adjustment	24	(1,176)	(2,691)
Net cash inflow from operating activities		400,308	436,457
Returns on investments and servicing of finance			
Interest received		943	1,751
Interest paid		(41,717)	(51,583)
Taxation		(40,476)	(43,612)
Capital expenditure			
Purchase of fixed assets		(101,632)	(96,183)
Proceeds on the sale of fixed assets		7,683	3,584
Development grants received		1,194	398
Acquisitions and disposals			
Purchase of subsidiary undertakings	25	(207,376)	(237,539)
Proceeds on the sale of businesses		1,264	33,199
Deferred creditors paid		(5,532)	(8,883)
Exceptional restructuring costs		(16,575)	(33,717)
Consideration adjustment on previous acquisitions		(248)	(393)
Equity dividends paid		(22,196)	(19,293)
Cash outflow before the use of liquid resources and financing		(24,360)	(15,814)
Financing			
Issue of share capital		2,287	5,178
(Decrease) / increase in debt due within one year	23	(123,860)	81,677
Increase / (decrease) in debt due after one year	23	156,211	(44,251)
Increase in cash in the year		10,278	26,790

Reconciliation of Net Cash Flow to Movement in Net Debt
for the year ended 31 December 2003

	Notes	2003 €'000	2002 €'000
Increase in cash in the year		10,278	26,790
Cash flow from debt financing		(32,351)	(37,426)
Change in net debt resulting from cash flows		(22,073)	(10,636)
Exchange translation adjustment	24	80,677	65,756
Movement in net debt in the year		58,604	55,120
Net debt at beginning of year		(763,804)	(818,924)
Net debt at end of year	23	(705,200)	(763,804)

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2003

	Notes	2003 €'000	2002 €'000
Profit attributable to the Group		160,977	103,903
Exchange translation adjustment on foreign currency net investments	24	(24,230)	(40,722)
Total recognised gains and losses relating to the year		136,747	63,181

Note of Historical Cost Profits and Losses
for the year ended 31 December 2003

There are no material differences between the results reported and those prepared on a historical cost basis.

1. Analysis of results by region

	2003 Turnover €'000	2003 Operating Profit €'000	2003 Net Assets €'000	2002 Turnover €'000	2002 Operating Profit €'000	2002 Net Assets €'000
By geographical market of origin:						
Ireland	1,331,879	69,078	495,891	1,373,681	62,637	463,743
Rest of Europe	1,265,001	111,516	625,558	1,293,154	109,586	635,040
Americas	939,104	113,441	474,066	944,767	120,473	437,909
Asia Pacific	157,426	14,484	58,174	143,206	12,714	63,109
	3,693,410	308,519	1,653,689	3,754,808	305,410	1,599,801
Goodwill amortisation	–	(48,103)	–	–	(41,401)	–
Exceptional restructuring costs	–	–	–	–	(56,602)	–
Group borrowings (net)	–	–	(705,200)	–	–	(763,804)
	3,693,410	260,416	948,489	3,754,808	207,407	835,997

	2003 Turnover €'000	2002 Turnover €'000
By destination:		
Ireland	725,879	766,027
Rest of Europe	1,764,163	1,788,914
Americas	984,808	1,002,942
Asia Pacific	218,560	196,925
	3,693,410	3,754,808

Turnover, operating profit and net assets as presented above are stated net of intra Group transactions and balances.

2. **Profit on ordinary activities before taxation comprises:**

	Notes	2003 €'000	2002 €'000
Turnover		**3,693,410**	3,754,808
Less operating costs:			
Raw materials and consumables		**2,119,477**	2,187,495
Other external charges		**341,281**	345,752
Staff costs	3	**666,341**	636,035
Depreciation	10	**87,467**	89,194
Development grants amortisation	21	**(3,640)**	(4,242)
Operating charges		**175,282**	185,815
Change in stock of finished goods		**(1,317)**	9,349
Operating profit before goodwill amortisation and exceptional items		**308,519**	305,410
Goodwill amortisation	11	**48,103**	41,401
Exceptional restructuring costs	4	**–**	56,602
Operating profit		**260,416**	207,407
And is stated after charging:			
Research and development costs		**88,377**	78,492
Auditors' remuneration		**1,871**	1,931

Directors' emoluments

Directors' emoluments are set out in the Directors' remuneration section of the Report of the Directors on pages 43 and 44.

3. **Staff numbers and costs**

The average number of people employed by the Group was as set out below:

	Total 2003 Number	Total 2002 Number
Management	**374**	393
Administration	**1,447**	1,415
Production	**13,436**	13,441
Sales	**3,171**	2,990
Others	**441**	378
	18,869	18,617

The aggregate payroll costs of these employees (including executive Directors) were as follows:

	2003 €'000	2002 €'000
Wages and salaries	**569,831**	550,690
Social welfare	**61,633**	57,927
Pension costs	**34,877**	27,418
	666,341	636,035

4. **Exceptional items**

	Notes	2003 €'000	2002 €'000
Exceptional restructuring costs		–	(56,602)
Profit on sale of businesses		–	1,744
Profit on sale of fixed assets		942	279
		942	(54,579)
Tax on exceptional items	6	(45)	11,176
	9	897	(43,403)

In July 2003 the Group completed the sale of its Bridgend Dairy business for consideration equal to the carrying value.

The exceptional restructuring costs in 2002 related to the rationalisation of new and existing businesses arising from the integration of acquisitions made in 2002 and 2001. These costs were analysed as follows:

	2003 €'000	2002 €'000
Redundancies and contract compensation	–	27,058
Plant closure / relocation	–	18,510
Plant and other assets written off	–	5,889
Standardisation of information systems	–	3,597
Other	–	1,548
	–	56,602

The profit on sale of businesses in 2002 related to the sale of a number of businesses in Ireland and the UK. These included the Bailieboro and Artigarvan milk processing businesses, which were acquired in 2001 as part of the Golden Vale Group, and the fried products business based in Poole, UK. The taxation effect of these disposals is disclosed in note 6.

5. **Interest payable and similar charges**

	2003 €'000	2002 €'000
This comprises the following:		
On bank loans, overdrafts and other loans repayable within 5 years	28,516	49,101
On other loans repayable after 5 years	9,783	2,888
	38,299	51,989
Interest receivable	(943)	(1,751)
	37,356	50,238

6. Taxation

	2003 €'000	2002 €'000
The taxation charge for the year comprises:		
<u>Current tax</u>		
Irish tax		
Corporation tax	7,231	6,370
Adjustments in respect of prior years	320	(68)
	7,551	6,302
Foreign tax		
Corporation tax	44,315	46,287
Adjustments in respect of prior years	2,033	132
	46,348	46,419
Total current tax on ordinary activities	53,899	52,721
<u>Deferred tax</u>		
Origination and reversal of timing differences	11,386	17,320
Effect of increase in discount on deferred tax liability	(2,305)	(3,576)
Total deferred tax on ordinary activities	9,081	13,744
<u>Based on exceptional items</u>		
Tax credit arising on exceptional restructuring costs	–	(7,590)
Tax on profit on sale of businesses and fixed assets	436	1,474
Current tax on exceptional items	436	(6,116)
Deferred tax credit arising on exceptional restructuring costs	–	(3,990)
Deferred tax released on the sale of businesses and fixed assets	(391)	(1,070)
Deferred tax on exceptional items	(391)	(5,060)
Total taxation charge for the year	63,025	55,289
Factors affecting current tax charge for the year		
Profit before taxation	224,002	159,192
Notional tax (28%)	61,726	48,810
Capital allowances greater than depreciation	(6,904)	(3,849)
Other timing differences (primarily deductible goodwill)	(8,024)	(7,017)
Items not deductible for tax purposes (primarily non-deductible goodwill)	5,184	8,597
Adjustments in respect of prior years	2,353	64
Current tax	54,335	46,605

Notional tax of **28%** (2002: 31%) is calculated based on the weighted average of the tax rates applying to profits earned by the Group in those jurisdictions in which it operates.

Factors that may affect future charges

The Group expects to continue to claim capital allowances in excess of depreciation in future years at similar levels based on current investment plans.

7. **Profit attributable to Kerry Group plc**

Profit for the year after taxation and attributable to ordinary shareholders amounting to **€53,759,000** (2002: €24,773,000) has been accounted for in the financial statements of the Holding Company.

As permitted by Section 3(2) of the Companies (Amendment) Act, 1986, a separate profit and loss account of the Holding Company is not presented.

8. **Dividends**

	2003 €'000	2002 €'000
Interim dividend paid of **4.05 cent** per A ordinary share (2002: 3.65 cent)	**7,625**	6,806
Final dividend proposed and payable 28 May 2004 of **8.60 cent** per A ordinary share (2002 paid: 7.85 cent)	**15,985**	14,571
	23,610	21,377

The above dividend payments are inclusive of withholding tax. The amount of withholding tax deducted from the 2003 interim dividend was **€509,000** (2002: €476,000). The figure for withholding tax deducted on payment of the 2002 final dividend was **€982,000** (2001: €1,225,000).

9. **Earnings per share**

	Notes	EPS cent	2003 €'000	EPS cent	2002 €'000
Adjusted earnings*		**112.1**	**208,183**	101.8	188,707
Goodwill amortisation		**25.9**	**48,103**	22.3	41,401
Exceptional items (net)	4	**(0.5)**	**(897)**	23.4	43,403
Profit after taxation, goodwill amortisation and exceptional items		**86.7**	**160,977**	56.1	103,903
Share option dilution		**0.3**	**–**	0.4	–
		86.4	**160,977**	55.7	103,903

The basic weighted average number of ordinary shares in issue for the year was **185,707,545** (2002: 185,363,778). The diluted weighted average number of ordinary shares in issue for the year was **186,418,117** (2002: 186,389,840). The dilution arises in respect of executive share options outstanding.

In addition to the basic and diluted earnings per share, an earnings per share before goodwill amortisation and net exceptional items calculation is also provided, as it more accurately reflects the Group's underlying trading performance.

* Adjusted earnings is calculated as profit after taxation, before goodwill amortisation and net exceptional items. Adjusted earnings per share is the adjusted earnings divided by the weighted average number of ordinary shares.

10. Tangible fixed assets

	Notes	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Motor Vehicles €'000	Total €'000
Group:					
Cost					
At beginning of year		555,254	977,763	41,086	1,574,103
Businesses acquired	25	13,795	15,157	41	28,993
Additions		33,437	60,013	4,283	97,733
Disposals / businesses disposed		(8,926)	(26,816)	(3,512)	(39,254)
Exchange translation adjustment	24	(33,540)	(61,322)	(781)	(95,643)
At end of year		560,020	964,795	41,117	1,565,932
Accumulated depreciation					
At beginning of year		130,266	540,990	32,441	703,697
Businesses acquired	25	349	1,438	22	1,809
Charge during year		16,085	67,953	3,429	87,467
Disposals / businesses disposed		(1,353)	(26,660)	(3,120)	(31,133)
Exchange translation adjustment	24	(7,621)	(32,337)	(651)	(40,609)
At end of year		137,726	551,384	32,121	721,231
Net book value					
At end of year		422,294	413,411	8,996	844,701
At beginning of year		424,988	436,773	8,645	870,406

	Land and Buildings €'000	Plant, Machinery and Equipment €'000	Total €'000
Company:			
Cost			
At beginning of year	4,518	688	5,206
Additions	365	–	365
At end of year	4,883	688	5,571
Accumulated depreciation			
At beginning of year	1,682	688	2,370
Charge during year	176	–	176
At end of year	1,858	688	2,546
Net book value			
At end of year	3,025	–	3,025
At beginning of year	2,836	–	2,836

11. Intangible assets

Group:	Notes	2003 €'000	2002 €'000
Goodwill and other intangible assets			
At beginning of year		765,384	685,941
Arising on acquisitions	25	**165,976**	189,020
Purchase adjustments		**(1,349)**	3,563
Disposals		**–**	(20,150)
Amortised during year		**(48,103)**	(41,401)
Exchange translation adjustment	24	**(44,607)**	(51,589)
At end of year		**837,301**	765,384

Intangible assets, all of which arise on acquisitions, consist primarily of goodwill. Trademarks, patents and knowhow are also included. The balance at the end of the year is comprised of cost **€1,053,200,000** (2002: €939,300,000) and accumulated amortisation **€215,900,000** (2002: €173,900,000).

12. Financial assets

Company:	2003 €'000	2002 €'000
Investments in subsidiaries at cost		
At beginning of year	318,644	318,130
Additions	**21,037**	514
Disposals	**(7,029)**	–
At end of year	**332,652**	318,644

Group:
Quoted shares held by the Group at the end of the year with a carrying value of **€nil** have a market value of **€17,100,000** (2002: €13,200,000).

13. Stocks

	2003 €'000	2002 €'000
Group:		
Raw materials and consumables	**168,568**	152,261
Finished goods and goods for resale	**193,406**	192,089
Expense stocks	**21,925**	19,195
	383,899	363,545

The replacement cost of stocks does not differ materially from the amount stated above.

14. Debtors

	Group 2003 €'000	Group 2002 €'000	Company 2003 €'000	Company 2002 €'000
Trade debtors due within one year	**432,619**	454,713	**–**	–
Other debtors and prepayments	**44,688**	39,330	**–**	–
Trade debtors due after one year	**5,648**	6,563	**–**	–
Amounts due by Group companies	**–**	–	**142,486**	222,097
	482,955	500,606	**142,486**	222,097

15. Creditors: Amounts falling due within one year

	Notes	Group 2003 €'000	Group 2002 €'000	Company 2003 €'000	Company 2002 €'000
Bank loans and overdrafts	23	**18,342**	161,120	**–**	14,241
Trade creditors		**497,458**	485,114	**–**	–
Other creditors and accruals		**91,516**	108,710	**1,208**	193
Taxation and social welfare		**57,373**	47,457	**–**	161
Proposed dividends		**15,985**	14,571	**15,985**	14,571
Deferred payments on acquisition of subsidiaries		**29,198**	4,851	**–**	–
		709,872	821,823	**17,193**	29,166
Taxation and social welfare comprises:					
Corporation tax		**46,341**	34,821	**–**	161
PAYE		**5,998**	7,526	**–**	–
PRSI		**5,034**	5,110	**–**	–
		57,373	47,457	**–**	161

16. Creditors: Amounts falling due after more than one year

	Notes	Group 2003 €'000	Group 2002 €'000	Company 2003 €'000	Company 2002 €'000
Long term debt	23	**743,720**	649,268	**–**	56,460
Other creditors and accruals		**143,195**	132,703	**–**	–
Deferred payments on acquisition of subsidiaries		**12,109**	42,163	**7,300**	8,283
		899,024	824,134	**7,300**	64,743

All Group borrowings are secured by guarantees from Kerry Group plc and cross guarantees from various companies within the Group.

17. Provisions for liabilities and charges

	Deferred Tax €'000	Acquisition Restructuring €'000	Total 2003 €'000	2002 €'000
Group:				
At beginning of year	47,575	16,996	64,571	41,143
Provided in the year	8,690	–	8,690	25,680
Utilised during the year	–	(16,575)	(16,575)	–
Arising on acquisitions and disposals	(2,852)	–	(2,852)	1,990
Exchange translation adjustment	(5,080)	(421)	(5,501)	(4,242)
At end of year	48,333	–	48,333	64,571

Deferred tax

The deferred tax provision consists of the following amounts:

	2003 €'000	2002 €'000
Accelerated capital allowances	54,282	53,908
Other timing differences	34,945	38,772
Discount	(40,894)	(45,105)
Deferred tax provision at end of year	48,333	47,575

Discounted deferred tax assets of **€1,400,000** (2002: €1,400,000) have not been recognised in the financial statements. These deferred tax assets primarily relate to tax losses carried forward. Currently, the Directors consider it prudent not to recognise these deferred tax assets.

18. Share capital

	2003 €'000	2002 €'000
Group and Company:		
Authorised		
At beginning and end of year (A ordinary shares of **12.5 cent** each (2002: 12.5 cent each))	25,000	25,000
Allotted, called-up and fully paid		
At beginning of year (A ordinary shares of **12.5 cent** each (2002: 12.5 cent each))	23,202	23,125
Shares issued during year	32	77
At end of year (A ordinary shares of **12.5 cent** each)	23,234	23,202

Shares issued during year

During 2003, **206,200** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €8.00 per share to executives in the Group under share option schemes. Also **54,000** A ordinary shares, each with a nominal value of 12.5 cent, were issued at €12.57 per share to executives in the Group under share option schemes. The total number of shares in issue at 31 December 2003 was **185,874,145** (2002: 185,613,945).

19. Share premium

	Notes	2003 €'000	2002 €'000
Group and Company:			
At beginning of year		362,974	357,873
Shares issued during year	18	**2,296**	5,136
Share issue costs		**(41)**	(35)
At end of year		**365,229**	362,974

20. Reconciliation of movements in share capital and reserves

	Notes	Share Capital and Premium €'000	Capital Conversion Reserve Fund €'000	Profit & Loss Account €'000	Total €'000
Group:					
At beginning of year		386,176	340	418,012	804,528
Retained profit		–	–	**137,367**	**137,367**
Shares issued during year		**2,328**	–	–	**2,328**
Share issue costs		**(41)**	–	–	**(41)**
Exchange translation adjustment	24	–	–	**(24,230)**	**(24,230)**
At end of year		**388,463**	**340**	**531,149**	**919,952**

The Profit & Loss Account figures comprise the following:

	Notes	Intangible Assets Written Off €'000	Retained Profits €'000	Profit & Loss Account €'000
At beginning of year		(479,699)	897,711	418,012
Retained profit		**(48,103)**	**185,470**	**137,367**
Exchange translation adjustment	24	–	**(24,230)**	**(24,230)**
At end of year		**(527,802)**	**1,058,951**	**531,149**

21. Deferred income

	Notes	Group 2003 €'000	Group 2002 €'000	Company 2003 €'000	Company 2002 €'000
Development grants					
At beginning of year		31,469	36,802	360	385
Businesses acquired	25	–	311	–	–
Grants received / receivable		**1,193**	398	–	–
Businesses disposed		–	(1,255)	–	–
Amortised during year		**(3,640)**	(4,242)	**(17)**	(25)
Exchange translation adjustment	24	**(485)**	(545)	–	–
At end of year		**28,537**	31,469	**343**	360

22. Analysis of cash flow components

	2003 €'000	2002 €'000
Group:		
The components of the net cash flow from operating activities can be analysed as follows:		
Depreciation (net)		
Depreciation	87,467	89,194
Development grants amortisation	(3,640)	(4,242)
	83,827	84,952
Change in working capital		
Increase in stocks	(24,650)	(17,648)
Decrease in debtors	11,833	8,475
Increase in creditors	21,955	57,959
	9,138	48,786

23. Analysis of net debt

	At Beginning of Year €'000	Cash Flow €'000	Exchange Movement €'000	At End of Year €'000
Group:				
Cash in hand and at bank	46,584	10,278	–	56,862
Overdrafts	(10,873)	(7,469)	–	(18,342)
Debt due within one year	(150,247)	131,329	18,918	–
Debt due after one year	(649,268)	(156,211)	61,759	(743,720)
	(763,804)	(22,073)	80,677	(705,200)

24. Effect of exchange translation adjustments

	Notes	2003 €'000	2002 €'000
Group:			
Decrease in assets			
Tangible fixed assets	10	(55,034)	(68,928)
Goodwill and other intangible assets	11	(44,607)	(51,589)
Stocks		(23,096)	(26,627)
Debtors		(23,536)	(31,187)
Decrease / (increase) in liabilities			
Creditors		29,566	60,558
Net debt	23	80,677	65,756
Deferred creditors		12,491	13,441
Deferred income	21	485	545
Revenue reserves		(1,176)	(2,691)
		(24,230)	(40,722)

The above exchange translation adjustment arises on the retranslation of the Group's opening net investment in its overseas subsidiaries.

25. Businesses acquired

During 2003, the Group completed the acquisition of a number of businesses. The total consideration paid for acquisitions amounted to **€207,716,000**, analysed as follows:

	Fair Values 2003 €'000	Fair Values 2002 €'000
Net assets acquired:		
Tangible fixed assets	**27,184**	76,117
Goodwill / other intangible assets	**165,976**	189,020
Net current assets	**15,352**	11,477
Liabilities due after one year	**(796)**	(2,881)
Grants	**–**	(311)
	207,716	273,422
Discharged by:		
Cash	**207,376**	237,539
Deferred payments	**340**	35,883
	207,716	273,422

The fair values above are not significantly different from the book values.

The acquisition method of accounting has been used to consolidate the businesses acquired in 2003 in the Group's financial statements.

The principle acquisitions completed in 2003 are summarised as follows:

SunPure, a leading manufacturer of natural citrus flavours and ingredients, was acquired on 20 February 2003.

The acquisitions of **Guernsey Bel** and **Pacific Seasonings**, both based in the US, were completed on 13 March 2003. Guernsey Bel operates in California and is a leading innovator and provider of value-added ingredients and inclusion technology. Pacific Seasonings is a leading manufacturer of seasonings and spices. It operates from two manufacturing facilities in Seattle and Detroit.

The acquisitions of **Crystals International** and **Da Vinci Gourmet**, both based in the US, were completed on 6 September and 3 October 2003 respectively. Crystals International, based in Plant City, Florida, is a leading specialist manufacturer of natural fruit and vegetable flavours for beverage, confectionery, dairy, nutraceutical and pharmaceutical applications. Da Vinci Gourmet is a leading manufacturer of branded flavoured syrups, confectionery sauces and tea concentrates.

The acquisition of **Glenbrook**, based in Auckland, New Zealand took place on 26 September 2003. Glenbrook specialises in the manufacture of sauces, dressings and a range of packaging options.

On 30 October 2003, the Group acquired **Diversity Foods**, based in Mitcham, Surrey. Diversity is a significant supplier to Foodservice customers of unique frozen paninis and produces sandwich fillings, pâtés, terrines and canapes.

The Group acquired part of the **Hibernia Foods Group** on 15 December 2003. The acquisition includes a savoury meat operation at Bristol, a chilled desserts operation in Birmingham and a ready meals business in Hartlepool.

26. Contingent liabilities

	2003 €'000	2002 €'000
Company:		
(a) Guarantees in respect of borrowings of subsidiaries	**762,062**	739,687
(b) Guarantees to banks in respect of deferred payments on acquisition of subsidiaries	**26,550**	28,473
	788,612	768,160

(c) For the purposes of Section 17 of the Companies (Amendment) Act, 1986, the Company has undertaken by Board resolution to indemnify the creditors of its subsidiaries incorporated in the Republic of Ireland, as set out in note 32, in respect of all losses and liabilities as referred to in Section 5(c) of the Companies (Amendment) Act, 1986 for the financial year ending on 31 December 2003 or any amended financial period incorporating the said financial year. The company has given similar indemnities in relation to its subsidiaries in the Netherlands, as set out in note 32.

27. Other financial commitments

	2003 €'000	2002 €'000
Group:		
(a) Capital commitments at 31 December for which no provision has been made in these accounts are as follows:		
Capital commitments in respect of contracts placed	**10,845**	8,303
Capital expenditure authorised by the Directors but not contracted for at the year end	**26,426**	32,903
	37,271	41,206

(b) At the balance sheet date the Group had commitments, payable in 2004, under non-cancellable operating leases which expire as follows:

	Land and Buildings €'000	Other €'000	Total €'000
Within one year	**1,236**	**4,304**	**5,540**
Between two and five years	**3,186**	**11,748**	**14,934**
After five years	**852**	**141**	**993**
	5,274	**16,193**	**21,467**

The operating lease charges during 2003 amounted to **€21,900,000** (2002: €21,825,000).

28. Financial instruments

The Group's treasury policy and management of derivatives and other financial instruments, which form part of these financial statements, is set out in the Financial Review. Short term debtors and creditors have been excluded from all the disclosures below other than the currency exposure analysis set out in section (d).

(a) Currency profile of net financial liabilities

Cross-currency swaps have been used to convert debt from its funding currency into the currency requirements of the Group.

The following is a profile of net debt of the Group as at 31 December showing the impact of cross-currency swaps:

	Source Currency 2003 €'000	Currency Swaps 2003 €'000	Borrowing Currency 2003 €'000	Borrowing Currency 2002 €'000
Euro	**41,983**	**118,075**	**160,058**	213,208
Sterling	**7,872**	**35,833**	**43,705**	51,347
US Dollar	**599,360**	**(179,959)**	**419,401**	438,608
Canadian Dollar	**6,250**	**26,051**	**32,301**	1,058
Other	**49,735**	**–**	**49,735**	59,583
	705,200	**–**	**705,200**	763,804

No currency swaps were in place in 2002.

The above analysis includes **€56,900,000** cash balances as at 31 December 2003 which were predominantly US Dollar and Euro denominated (2002: €46,600,000, predominantly US Dollar and Sterling denominated).

The Group has other non-interest bearing liabilities of **€12,100,000** predominantly Euro and US Dollar denominated (2002: €15,600,000 predominantly Euro and US Dollar denominated).

28. **Financial instruments** (continued)

(b) Interest rate profile of net financial liabilities

Financial liabilities

After taking into account interest rate contracts entered into, the interest rate profile of the Group's financial liabilities was:

	Floating Rate Financial Liabilities €'000	Fixed Rate Financial Liabilities €'000	Total €'000
Euro	**160,058**	**–**	**160,058**
Sterling	**43,705**	**–**	**43,705**
US Dollar	**321,861**	**97,540**	**419,401**
Canadian Dollar	**32,301**	**–**	**32,301**
Other	**49,735**	**–**	**49,735**
At 31 December 2003	**607,660**	**97,540**	**705,200**
Euro	213,208	–	213,208
Sterling	51,347	–	51,347
US Dollar	245,275	193,333	438,608
Canadian Dollar	1,058	–	1,058
Other	59,583	–	59,583
At 31 December 2002	570,471	193,333	763,804

The weighted average interest rate for fixed borrowings was **8.97%** (2002: 8.25%) and the weighted average period for which the rate was fixed was **2.8 years** (2002: 2.6 years).

The floating rate financial liabilities are at rates which fluctuate mainly based upon LIBOR and comprise bank borrowings and other financial liabilities bearing interest at rates fixed in advance for periods ranging from one month to six months.

The weighted average period to maturity of non interest bearing financial liabilities was **3.1 years** (2002: 3.6 years).

Financial assets

At 31 December 2003 the Group's financial assets consisted of the cash balances disclosed above and quoted shares with a **€nil** carrying value (2002: €nil). The Group had no other material financial assets as at 31 December 2003 or at 31 December 2002.

(c) Maturity of net financial liabilities

The maturity profile of the Group's net financial liabilities after taking account of cross-currency swaps, at 31 December was as follows:

	2003		2002	
	Net Debt €'000	Other Financial Liabilities €'000	Net Debt €'000	Other Financial Liabilities €'000
Within one year	**18,342**	**–**	161,120	–
Between 1 and 2 years	**141,729**	**1,500**	306,341	1,385
Between 2 and 5 years	**31,213**	**10,609**	312,680	40,778
After 5 years	**570,778**	**–**	30,247	–
	762,062	**12,109**	810,388	42,163
Less cash	**56,862**	**–**	46,584	–
	705,200	**12,109**	763,804	42,163

28. **Financial instruments** (continued)

The maturity profile of the Group funding was lengthened significantly during 2003 via two separate funding transactions as follows:

i) $650,000,000 of Senior Notes were placed with US Institutional Investors in three tranches as follows:

$114,000,000 maturing on 30 April 2010
$230,000,000 maturing on 30 April 2013
$306,000,000 maturing on 30 April 2015

ii) $250,000,000 of Revolving Credit Facility arranged with a group of banks. The facility matures in September 2006.

As at 31 December 2003, the Group had a portfolio of undrawn committed bank facilities which amounted to **€182,600,000** (2002: €31,500,000) and a portfolio of undrawn standby facilities amounting to **€371,000,000** (2002: €315,800,000). The undrawn committed facilities consist primarily of the Revolving Credit Facility.

(d) Currency exposures

The table below shows the Group's currency exposures which consist of transactional (or non-structural) exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise of the monetary assets and liabilities of the Group that are not denominated in the operating (or functional) currency of the operating unit involved, other than certain borrowings treated as hedges of net investments in overseas operations. At 31 December 2003 these exposures were as follows:

Net Foreign Currency Monetary Assets / (Liabilities) in €'000

	2003				2002			
Functional currency of Group operation	Euro	Sterling	US Dollar	Other	Euro	Sterling	US Dollar	Other
Euro	–	(115)	3,527	3,114	–	(618)	–	2,797
Sterling	159	–	–	(71)	–	–	–	–
US Dollar	(5)	–	–	–	–	–	–	166
Other	(224)	(184)	(316)	141	(90)	(697)	3,107	(62)
Total	(70)	(299)	3,211	3,184	(90)	(1,315)	3,107	2,901

The amounts shown above take into account the effect of forward contracts entered into to manage these currency exposures. At 31 December 2003 the Group also held open various foreign currency forward contracts that were taken out to hedge expected future sales and purchases.

(e) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 December:

	2003		2002	
	Book Value €'000	Fair Value €'000	Book Value €'000	Fair Value €'000
Short-term financial liabilities and current portion of long-term borrowings	(18,342)	(18,342)	(161,120)	(165,001)
Long-term borrowings	(743,720)	(736,676)	(649,268)	(670,739)
Cash deposits	56,862	56,862	46,584	46,584
Quoted shares	–	17,095	–	13,235
Other liabilities	(12,109)	(12,109)	(42,163)	(42,163)
Forward foreign currency contracts	–	8,885	–	14,001
Interest rate and cross currency swaps	–	(13,799)	–	–

Market values have been used to determine the fair values of all financial liabilities.

28. **Financial instruments** (continued)

(f) Hedges

The table below shows the extent of unrecognised gains and losses in respect of financial instruments used by the Group as hedges at beginning and end of year:

	Total net gains 2003 €'000	Total net gains 2002 €'000
Unrecognised gains / (losses) on hedges at beginning of year	14,001	(6,122)
Gains / (losses) arising in previous years that were recognised during the year	**14,001**	(4,619)
	–	(1,503)
(Losses) / gains arising in the year that were not recognised in the year	**(4,914)**	15,504
Unrecognised (losses) / gains on hedges at end of year	**(4,914)**	14,001
Of which:		
Gains expected to be recognised within one year	**3,640**	14,001
Losses expected to be recognised after one year	**(8,554)**	–

29. **Related party transactions**

In the ordinary course of business as farmers, Directors have traded on standard commercial terms with the Group's Agribusiness Division. Aggregate purchases from, and sales to, these Directors amounted to **€1,271,000** (2002: €872,000) and **€425,000** (2002: €328,000) respectively. The trading balance outstanding to the Group at the year end was **€77,000** (2002: €46,000).

30. **Pensions**

The Group continues to account for pensions and other post-employment benefits in accordance with SSAP 24 "Accounting for Pension Costs" and the disclosures in note a) below are those required by that standard. FRS 17 "Retirement Benefits" was issued in November 2000 but is not fully mandatory for the Group until the year ending 31 December 2005. Prior to this, transitional disclosures are required which are given in note b) below.

a) SSAP 24 "Accounting for Pension Costs"

The Group operates pension plans throughout the world and these plans are structured to accord with local conditions and practices in each country and include both defined benefit and defined contribution plans. The assets of the schemes are held in separate trustee administered funds.

The total pension cost to the Group for the year was **€34,900,000** (2002: €27,400,000). The pension cost is in accordance with the advice of qualified actuaries, using the projected unit credit method. Actuarial valuations have been completed for all Group plans within the past three years.

The assumptions which most significantly affect the incidence of pension costs are those relating to the rate of return on investments and the rate of increase in pensionable remuneration. The financial assumptions inherent in the actuarial basis underlying the schemes assume that the long term investment return would on average exceed the rate of pensionable remuneration by 2% per annum.

At the dates of the most recent actuarial valuations, the market value of the schemes' assets amounted to **€335,000,000** and the actuarial value of the schemes' assets was more than sufficient to cover 70% of the benefits that had accrued to the members of the combined schemes, after allowing for the expected future increase in pensionable remuneration and pensions in payment. Actuarial advice at the dates of the most recent valuations confirmed that the current levels of contributions, together with existing assets, were adequate to secure members' benefits over the expected remaining service lives of the participating employees. The actuarial reports are not available for public inspection.

A provision of **€900,000** (2002: €800,000) is included in creditors in respect of contributions outstanding at the year end.

30. **Pensions** (continued)

b) FRS 17 "Retirement Benefits"

The Group operates a number of defined benefit pension schemes across the countries in which it operates, primarily in Ireland, the US and the UK. The values used in this disclosure are based on the most recent actuarial valuations as identified above and have been updated by the individual schemes' independent and professionally qualified actuaries to incorporate the requirements of FRS 17 in order to assess the liabilities of the various schemes as at 31 December 2003 using the projected unit credit method. All assets in the schemes have been measured at their fair value at the balance sheet date.

i) Financial assumptions

The principal financial assumptions used by the Group actuaries in order to calculate the pension schemes' liabilities, which have been shown in range format to reflect the differing assumptions in each scheme, were as follows:

	2003	2002
	%	%
Inflation assumption	**2.50**	2.25 – 3.00
Rate of increase in salaries	**3.50 – 4.00**	3.25 – 4.00
Rate of increase for pensions in payment and deferred pensions	**0.00 – 2.50**	0.00 – 2.50
Rate used to discount scheme liabilities	**5.25 – 6.00**	5.50 – 6.75

ii) Recognition in Performance Statements

In full compliance with FRS 17, on the basis of the above assumptions, the amounts that would have been charged to the Consolidated Profit and Loss Account and Statement of Total Recognised Gains and Losses for the year ended 31 December 2003 in respect of defined benefit schemes are set out below:

	2003	2002
	€'000	€'000
Operating profit		
Current service cost	**14,310**	14,120
Past service cost	**1,386**	558
Total charge to operating profit	**15,696**	14,678
Finance income		
Expected return on pension schemes' assets	**24,253**	28,619
Interest on pension schemes' liabilities	**(25,596)**	(25,678)
Net (debit) / credit to finance income	**(1,343)**	2,941
Statement of Total Recognised Gains and Losses		
Actual return less expected return on pension schemes' assets	**18,987**	(100,991)
Experience gains and losses arising on the schemes' liabilities	**(8,677)**	(1,406)
Changes in assumptions underlying the present value of the schemes' liabilities	**(49,560)**	(29,146)
Actuarial loss recognised in the Statement of Total Recognised Gains and Losses	**(39,250)**	(131,543)

iii) The expected long term rates of return and market values of the assets were as follows:

Expected rates of return on pension schemes' assets

The long term expected rates of return for each class of asset, shown as a range to reflect differing returns in each scheme, were as follows:

	2003	2002
	%	%
Equities	**7.75 – 8.20**	8.00
Bonds	**4.50 – 5.10**	4.50 – 5.10
Property	**7.00**	7.00
Cash	**2.10 – 4.00**	2.90 – 4.00

30. **Pensions** (continued)

The market values of the pension schemes' assets were as follows:

	2003 €'000	2002 €'000
Equities	**271,556**	244,212
Bonds	**85,813**	79,551
Property	**8,842**	11,211
Cash	**11,333**	11,956
Total market value of pension schemes' assets	**377,544**	346,930
Present value of pension schemes' liabilities	**(531,563)**	(469,473)
Net deficit in pension schemes	**(154,019)**	(122,543)
Related deferred tax asset	**41,263**	32,911
Net pension liability	**(112,756)**	(89,632)

The Group also operates a post-retirement medical benefit scheme in respect of a number of its US employees. The discount rate used by Group actuaries in calculating the liability at 31 December 2003 was **6.0%** (2002: 6.75%).

The actuarial liabilities of the post-retirement scheme were:	2003 €'000	2002 €'000
Present value of post-retirement scheme liabilities	**(6,650)**	(5,619)
Related deferred tax asset	**2,660**	2,248
Net benefit liability	**(3,990)**	(3,371)

The amounts that would have been charged to the Consolidated Profit and Loss Account and Statement of Total Recognised Gains and Losses in respect of the post-retirement scheme under FRS 17 are as follows:

	2003 €'000	2002 €'000
Operating profit		
Current service cost	**298**	325
Past service cost / (credit)	**119**	(142)
Total charged to operating profit	**417**	183
Finance charge		
Interest on pension schemes' liabilities	**(326)**	(383)
Statement of Total Recognised Gains and Losses		
Experience gains and losses arising on the schemes' liabilities	**(50)**	(1,632)
Changes in assumptions underlying the present value of the schemes' liabilities	**(1,464)**	–
Actuarial loss recognised in Statement of Total Recognised Gains and Losses	**(1,514)**	(1,632)

30. **Pensions** (continued)

If the pension schemes' and post-retirement scheme deficit had been recognised in the consolidated financial statements, the Group's net assets and profit and loss reserve would be as follows:

	2003 €'000	2002 €'000
Group net assets		
Net assets excluding net benefit liability	**948,489**	835,997
Net benefit liability	**(116,746)**	(93,003)
Net assets including net benefit liability	**831,743**	742,994
Group profit and loss reserve		
Profit and loss reserve excluding net benefit liability	**531,149**	418,012
Net benefit liability	**(116,746)**	(93,003)
Profit and loss reserve including net benefit liability	**414,403**	325,009

The movements in the schemes' (deficit) / surplus during the year were:

	2003		2002	
	Pension €'000	**Post - Retirement** €'000	Pension €'000	Post - Retirement €'000
(Deficit) / surplus in plans at beginning of year	**(122,543)**	**(5,619)**	4,343	(4,196)
Current service cost	**(14,310)**	**(298)**	(14,120)	(325)
Past service (cost) / credit	**(1,386)**	**(119)**	(558)	142
Cash contributions	**15,982**	**188**	17,167	105
Other finance (charge) / income	**(1,343)**	**(326)**	2,941	(383)
Actuarial loss	**(39,250)**	**(1,514)**	(131,543)	(1,632)
Impact of purchase / sale of businesses	**–**	**–**	(441)	–
Exchange translation adjustment	**8,831**	**1,038**	(332)	670
Deficit in plans at end of year	**(154,019)**	**(6,650)**	(122,543)	(5,619)

The experience gains and losses were as follows:

	2003		2002	
	Pension €'000	**Post - Retirement** €'000	Pension €'000	Post - Retirement €'000
Difference between the expected and actual return on schemes' assets:				
– amount	**18,987**	**N/A**	(100,991)	N/A
– percentage of schemes' assets	**5.0%**	**N/A**	29.1%	N/A
Experience gains and losses on schemes' liabilities:				
– amount	**(8,677)**	**(50)**	(1,406)	(1,632)
– percentage of the present value of the schemes' liabilities	**1.6%**	**0.8%**	0.3%	29.0%
Total amount recognised in the Statement of Total Recognised Gains and Losses:				
– amount	**(39,250)**	**(1,514)**	(131,543)	(1,632)
– percentage of the present value of the schemes' liabilities	**7.4%**	**22.8%**	28.0%	29.0%

31. **Post Balance Sheet Events**

There have been no significant events, outside the ordinary course of business, affecting the Group since the year end.

32. Principal subsidiaries (all wholly owned)

Company Name	Nature of Business	Country	Registered Office
Castleisland Cattle Breeding Society Limited	Agribusiness	Ireland	1
Charleville Research Limited	Services	Ireland	1
Dawn Dairies Limited	Foods	Ireland	1
Duffy Meats Limited	Foods	Ireland	1
Freshways Limited	Foods	Ireland	1
Glenealy Farms (Turkeys) Limited	Foods	Ireland	1
Golden Vale Clare Limited	Investment	Ireland	1
Golden Vale Dairies Limited	Agribusiness	Ireland	1
Golden Vale Farms Limited	Agribusiness	Ireland	1
Golden Vale Food Product (Sales) Limited	Agribusiness	Ireland	1
Golden Vale Food Products Limited	Ingredients	Ireland	1
Golden Vale Foods Limited	Foods	Ireland	1
Golden Vale Holdings Limited	Investment	Ireland	1
Golden Vale Investments Limited	Investment	Ireland	1
Golden Vale Limerick Limited	Foods	Ireland	1
Golden Vale Limited	Investment	Ireland	1
Golden Vale Marketing Limited	Agribusiness	Ireland	1
Golden Vale Sales Limited	Ingredients	Ireland	1
Grove Turkeys Limited	Foods	Ireland	1
Henry Denny & Sons (Ireland) Limited	Foods	Ireland	1
Irish Cold Stores Limited	Foods	Ireland	1
Kerry Agribusiness Holdings Limited	Investment	Ireland	1
Kerry Agribusiness Trading Limited	Agribusiness	Ireland	1
Kerry Creameries Limited	Agribusiness	Ireland	1
Kerry Farm Supplies Limited	Agribusiness	Ireland	1
Kerry Group Financial Services	Services	Ireland	1
Kerry Group Services International Limited	Services	Ireland	1
Kerry Group Services Limited	Services	Ireland	1
Kerry Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients (Ireland) Limited	Ingredients	Ireland	1
Kerry Ingredients Holdings (Ireland) Limited	Investment	Ireland	1
Kerry Ingredients Trading Limited	Ingredients	Ireland	1
Kerry Treasury Services Limited	Services	Ireland	1
Kerrykreem Limited	Ingredients	Ireland	1
Platters Food Company Limited	Foods	Ireland	1
Princemark Holdings Limited	Services	Ireland	1
Rye Developments Limited	Services	Ireland	1
Rye Valley Foods Limited	Foods	Ireland	1
Snowcream (Midlands) Limited	Foods	Ireland	1
Henry Denny & Sons (NI) Limited	Foods	UK	2
Dairy Produce Packers Limited	Foods	UK	3
Golden Cow Dairies Limited	Foods	UK	3
Golden Vale (NI) Limited	Investment	UK	3
Leckpatrick Dairies Limited	Foods	UK	3
Leckpatrick Holdings Limited	Investment	UK	3
St. Brendans Irish Cream Liqueur Company Limited	Foods	UK	3
A.E. Button & Sons Limited	Foods	UK	4
Diversity Foods Limited	Foods	UK	4
Kerry Foods Limited	Foods	UK	4
Kerry Holdings (U.K.) Limited	Investment	UK	4
Kerry Savoury Foods Limited	Foods	UK	4
Dairyborn Foods Limited	Foods	UK	5
EBI Foods Limited	Ingredients	UK	6
Kerry Ingredients (UK) Limited	Ingredients	UK	6
Kerry Ingredients Holdings (U.K.) Limited	Investment	UK	6
Voyager Foods Limited	Ingredients	UK	6

32. Principal subsidiaries (all wholly owned) (continued)

Company Name	Nature of Business	Country	Registered Office
Gova Finance B.V.	Investment	Netherlands	7
Kerry Group B.V.	Investment	Netherlands	8
Kerry Ingredients B.V.	Ingredients	Netherlands	9
Kerry Ingredients France S.A.S.	Ingredients	France	10
Kerry Ingredients Holdings (France) S.A.	Investment	France	10
Kerry Produit Jaeger S.A.S.	Ingredients	France	11
France Ingredients S.A.	Ingredients	France	12
Aromont S.A.	Ingredients	France	13
Kerry Ingredients GmbH.	Ingredients	Germany	14
Kerry Ingredients Holding (Germany) GmbH.	Investment	Germany	14
Kerry Tukania Proca GmbH.	Ingredients	Germany	14
Kerry Gasparini S.r.l.	Ingredients	Italy	15
Kerry G.I.A.L. S.r.l.	Ingredients	Italy	16
Mastertaste S.p.A.	Ingredients	Italy	17
Kerry Polska Sp. z.o.o.	Ingredients	Poland	18
Kerry Hungaria KFT.	Ingredients	Hungary	19
Kerry Hungary Limited	Services	Hungary	20
Kerry Ingredients Australia Pty. Limited	Ingredients	Australia	21
Kerry Ingredients (NZ) Limited	Ingredients	New Zealand	22
Geneva Flavors Inc.	Ingredients	USA	23
Kerry Holding Co.	Investment	USA	23
Kerry Inc.	Ingredients	USA	23
Mastertaste Holding Co.	Investment	USA	23
SPI Foods, Inc.	Ingredients	USA	23
Hickory Specialties, Inc.	Ingredients	USA	24
Rector Foods, Inc.	Ingredients	USA	25
Stearns & Lehman, Inc.	Ingredients	USA	26
Guernsey Bel, Inc.	Ingredients	USA	27
GBI West, Inc.	Ingredients	USA	27
PF, Inc.	Ingredients	USA	27
Asmus Acquisition Company	Ingredients	USA	27
Kerry (Canada) Inc.	Ingredients	Canada	28
Rector Foods Limited	Ingredients	Canada	29
Rector Holdings Limited	Investment	Canada	29
Immobiliere et Financiere Metayer Inc.	Ingredients	Canada	30
Kerry Ingredients (de Mexico) S.A. De C.V.	Ingredients	Mexico	31
Kerry do Brasil Ltda.	Ingredients	Brazil	32
Kerry Ingredients (S) Pte Limited	Ingredients	Singapore	33
Kerry Ingredients (M) Sdn. Bhd.	Ingredients	Malaysia	34
Kerry Ingredients Trading (Shanghai) Limited	Ingredients	China	35
Kerry Ingredients (Thailand) Limited	Ingredients	Thailand	36

Note 1:
Country represents country of incorporation and operation. Ireland refers to the Republic of Ireland.

Note 2:
With the exception of the US, Canadian and Mexican subsidiaries, where the holding is in the form of common stock, all holdings are in the form of ordinary shares.

32. **Principal subsidiaries (all wholly owned)** (continued)

Registered Office

1 Prince's Street, Tralee, Co. Kerry, Ireland.
2 6 Corcrain Road, Portadown, Craigavon, Co. Armagh, Northern Ireland.
3 10 Rossdowney Road, Derry BT47 1NS, Northern Ireland.
4 Thorpe Lea Manor, Thorpe Lea Road, Egham, Surrey TW20 8HY, England.
5 Eaton Green Road, Luton LU2 9XF, England.
6 Equinox South, Great Park Road, Bradley Stoke, Bristol BS32 4QL, England.
7 Roermond, The Netherlands.
8 TMF Management B.V., West Blaak, 89, 3012 Rotterdam, The Netherlands.
9 Ettensebaan 10, 4814 NN Breda, The Netherlands.
10 Quartier Salignan, 84400 Apt en Provence, France.
11 6-8 Rue Robert Moinon, ZI95190, Goussainville, France.
12 26 Rue Jacques Prevert, 59650 Villenueve d'Ascq, France.
13 Route de Reims, B.P. No. 2, 02340 Montcornet, France.
14 Hauptstrasse 22-26, D-63924 Kleinheubach, Germany.
15 Contrada Valleverde 10, Atripalda (AV) 83042, Italy.
16 Borgo S. Michele (Latina), Via Migliara 43, Italy.
17 Via della Fossata, 114 Torino, Italy.
18 25-558 Kielce, Ul. Zagnanska 97a, Poland.
19 H-1106 Budapest, Fehér út 10, Hungary.
20 H-1074 Budapest, Dohany u. 12, Hungary.
21 No 8 Holker Street, Newington, NSW 2127, Australia.
22 11-13 Bell Avenue, Otahuhu, Auckland, New Zealand.
23 2711 Centerville Road, Wilmington, DE 19808, USA.
24 2908 Poston Avenue, Nashville, TN 37203, Davidson County, USA.
25 80 State Street, Albany, NY 12207, USA.
26 50 Broad Street, Columbus, Ohio, 43215, USA.
27 9 East Loockerman Street, Suite 1B, Dover, DE 19901, USA.
28 55 King Street West, T - D Tower, T - D Centre, Suite 3600, Toronto, Ontario, M5K 1N6, Canada.
29 66 Wellington Street, Toronto-Dominion Bank Tower, Toronto, Ontario M5K 1N6, Canada.
30 555 Rutherford Street, Granby, QC, J2G 3Z2, Canada.
31 Carr. Panamericana, Salamanca Km 11.2, 36660 Irapuato, Guanajuato, Mexico.
32 Rua Cristiano Alves da Silva, 15 - Parque Jussara - Tres Coracoes - MG - Brazil.
33 6 Shenton Way #28-09 DBS Building Tower Two, Singapore 068809.
34 No. 21 Jalan Tun Abdul Razak Susur 1/1, 80000 Johor Bahru, Malaysia.
35 Room 248, Ximmao Building, 2 Tai Zhong Road South,Waigaoqiao Free Trade Zone, Shanghai, People's Republic of China.
36 No 618, Moo 4, Bangpoo Industrial Estate, Praksa Sub District, Muang District, Samutprakarn Province, Thailand.

Kerry Group
Prince's Street
Tralee
Co. Kerry
Ireland
T +353 66 718 2000
F +353 66 718 2961
W www.kerrygroup.com